Exhibit 99-3
                                                                    ------------


               ECI Telecom Ltd. and Subsidiaries

                         Consolidated
                     Financial Statements
                    As of December 31, 2005

                                               ECI Telecom Ltd. and Subsidiaries

Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Contents


                                                                            Page


Report of Independent Registered Public Accounting Firm


Consolidated Balance Sheets as of
 December 31, 2005 and 2004                                                    3


Consolidated Statements of Operations for the Years
 ended December 31, 2005, 2004 and 2003                                        4


Consolidated Statements of Comprehensive Income (Loss) for the
 Years ended December 31, 2005, 2004 and 2003                                  5


Consolidated Statements of Changes in Shareholders' Equity for the
 Years ended December 31, 2005, 2004 and 2003                                  6


Consolidated Statements of Cash Flows for the
 Years ended December 31, 2005, 2004 and 2003                                  8

Notes to the Consolidated Financial Statements                                11

[GRAPHIC OMITTED]

          Somekh Chaikin

          Mail address        Office address           Telephone  972 3 684 8000
          PO Box 609          KPMG Millennium Tower    Fax 972 3 684 8444
          Tel Aviv 61006      17 Ha'arba'a Street
          Israel              Tel Aviv 61070
                              Israel


Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
ECI Telecom Ltd.


We have audited the accompanying consolidated balance sheets of ECI Telecom Ltd. and its subsidiaries ("the Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's Board of Directors and its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.


Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel-Aviv, Israel.
March 9, 2006


[GRAPHIC OMITTED]


Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is a member of KPMG Internationa, A Swiss cooperative.

Consolidated Balance Sheets as of December 31
---------------------------------------------------------------------------------------------



                                                                       2005              2004
                                                           ----------------  ----------------
                                                     Note    $ in thousands    $ in thousands
                                                ---------  ----------------  ----------------

Assets

Current assets
Cash and cash equivalents                             17A            63,828            74,182
Short-term investments                              2,17B            41,304            24,714
Receivables:
 Trade, net                                           17C           152,805           142,928
 Other                                                17D            24,751            23,441
Prepaid expenses                                                      3,617             5,982
Work in progress                                                      2,937             3,244
Inventories                                             3           146,963           175,065
                                                           ----------------  ----------------

Total current assets                                                436,205           449,556
                                                           ----------------  ----------------


Long-term receivables, net                              4             8,273            89,975
                                                           ----------------  ----------------

Long-term deposits and marketable securities            2           139,964           119,359
                                                           ----------------  ----------------

Assets held for severance benefits                     10            25,931            25,182
                                                           ----------------  ----------------

Investments                                             5            19,787            26,766
                                                           ----------------  ----------------


Property, plant and equipment                           6
Cost                                                                265,446           259,318
Less - accumulated depreciation                                     145,855           139,965
                                                           ----------------  ----------------

                                                                    119,591           119,353
                                                           ----------------  ----------------

Software development costs, net                         7            11,999            14,435
                                                           ----------------  ----------------

Goodwill,                                               8            39,329             1,039
                                                           ----------------  ----------------

Other assets, net                                       9            47,656             9,144
                                                           ----------------  ----------------

Total assets                                                        848,735           854,809
                                                           ================  ================


----------------------------------            ----------------------------------
Shlomo Dovrat                                 Rafi Maor
Chairman of the Board                         President, Chief Executive Officer

March 9, 2006

                                               ECI Telecom Ltd. and Subsidiaries


--------------------------------------------------------------------------------


                                                                                     2005              2004
                                                                         ----------------  ----------------
                                                                   Note    $ in thousands    $ in thousands
                                                              ---------  ----------------  ----------------

Liabilities and Shareholders' Equity

Current liabilities
Current maturities of long-term debts                               17E                 -            30,000
Trade payables                                                                     56,451            68,364
Other payables and accrued liabilities                              17F           120,538           149,648
                                                                         ----------------  ----------------

Total current liabilities                                                         176,989           248,012
                                                                         ----------------  ----------------

Long-term liabilities

Other liabilities                                                                     157                 -
Liability for employee severance benefits                            10            48,340            50,943
                                                                         ----------------  ----------------

Total long-term liabilities                                                        48,497            50,943
                                                                         ----------------  ----------------

Total liabilities                                                                 225,486           298,955
                                                                         ----------------  ----------------

Minority interest                                                                   4,120             4,086
                                                                         ----------------  ----------------

Commitments and contingencies                                        11

Shareholders' equity                                                 12
Ordinary shares NIS 0.12 par value per share, authorized
 200,000,000 shares; Issued and outstanding 111,827,822
 shares as of December 31, 2005 and 109,391,828 shares as
 of December 31, 2004                                                               6,262             6,198
Capital surplus                                                                   648,532           642,222
Accumulated other comprehensive income (loss)                                       8,486           (12,637)
Accumulated deficit                                                               (44,151)          (84,015)
                                                                         ----------------  ----------------

Total shareholders' equity                                                        619,129           551,768
                                                                         ----------------  ----------------


Total liabilities and shareholders' equity                                        848,735           854,809
                                                                         ================  ================




The accompanying notes are an integral part of the consolidated financial statements.

                                               ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Operations for the Year Ended December 31
--------------------------------------------------------------------------------


                                                                                    2005             2004             2003
                                                                         ---------------- ---------------- ----------------
                                                                   Note    $ in thousands, except per share amounts
                                                             ----------- ---------------- ---------------- ----------------
Revenues                                                           17G          629,918          496,712          392,567
Cost of revenues                                                   17H          367,779          300,971          239,298
                                                                         ---------------- ---------------- ----------------
Gross profit                                                                    262,139          195,741          153,269

Research and development costs, net                                17I           87,289           64,870           62,041
Selling and marketing expenses                                     17J           95,826           78,423           73,643
General and administrative expenses                                17K           41,976           35,491           38,956
Recovery of doubtful debt                                         4C(5)         (10,356)               -                -
Amortization of acquisition-related intangible assets                             2,902                -            1,773
Impairment of assets                                                21                -                -              667
Impairment of loans                                                 21            3,000                -                -
Acquired in-process research and development                        19B             890                -                -
Restructuring expenses                                              20                -            2,585            8,394
                                                                         ---------------- ---------------- ----------------
Operating income (loss)                                                          40,612           14,372          (32,205)
Financial expenses                                                 17L           (3,656)          (6,562)          (8,645)
Financial income                                                   17L            8,857            9,169            7,902
Other income (expenses), net                                       17M            1,917            2,693           (5,376)
                                                                         ---------------- ---------------- ----------------
Income (loss) from continuing operations
before company's equity in results of investee
companies, minority interest and taxes on income                                 47,730           19,672          (38,324)
Taxes on income                                                     15           (3,454)          (1,924)          (2,141)
                                                                         ---------------- ---------------- ----------------
Income (loss) from continuing operations before
company's equity in results of investee companies
and minority interest                                                            44,276           17,748          (40,465)
Company's equity in results of investee
 companies                                                                       (4,285)          (3,387)          (4,334)
Minority interest                                                                  (127)            (305)              76
                                                                         ---------------- ---------------- ----------------
Income (loss) from continuing operations                                         39,864           14,056          (44,723)

Loss on discontinued operations, net of income tax
(tax benefit) of ($55  thousand) and $38 thousand
for the years ended December 31,2004 and 2003,
respectively                                                        22               -           (3,903)         (26,317)
Net income (loss)                                                                39,864           10,153          (71,040)
                                                                         ================ ================ ================

Earnings (loss) per ordinary share                                 17O
Basic earnings (loss) per ordinary share:
Continuing operations                                                              0.36             0.13            (0.41)

Discontinued operations                                                               -            (0.04)           (0.24)
                                                                         ---------------- ---------------- ----------------
Net earnings (loss) per ordinary share                                             0.36             0.09            (0.65)
                                                                         ================ ================ ================


Diluted earnings (loss) per ordinary share:
Continuing operations                                                              0.34             0.12            (0.41)

Discontinued operations                                                               -            (0.03)           (0.24)
                                                                         ---------------- ---------------- ----------------
Net earnings (loss) per ordinary share                                             0.34             0.09            (0.65)
                                                                         ================ ================ ================


The accompanying notes are an integral part of the consolidated financial statements.

                                               ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss) for the Year Ended December 31
-------------------------------------------------------------------------------------



                                                                                    2005             2004             2003
                                                                         ---------------- ---------------- ----------------
                                                                           $ in thousands, except per share amounts
                                                                         ---------------- ---------------- ----------------

Net income (loss)                                                                39,864            10,153          (71,040)
                                                                         ---------------- ---------------- ----------------
Other comprehensive income (loss):
Changes in fair value of financial instruments, net of taxes (nil)               19,226            (8,303)          (4,843)
Realization of gain on available for sale securities, net of taxes (nil)              -            (1,282)               -
Unrealized holding gains on available for sale
 securities arising during the year, net of taxes (nil)                           1,897             2,341            1,282
                                                                         ---------------- ---------------- ----------------

Total other comprehensive income (loss)                                          21,123            (7,244)          (3,561)
                                                                         ---------------- ---------------- ----------------

Comprehensive income (loss)                                                      60,987             2,909          (74,601)
                                                                         ================ ================ ================


The accompanying notes are an integral part of the consolidated financial statements.


                                               ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity
--------------------------------------------------------------------------------

                                                                                      Number      Share    Capital      Accumulated
                                                                                of shares(1)    capital    surplus            other
                                                                                                                      comprehensive
                                                                                                                      income (loss)
                                                                               ------------- ---------- ---------- ----------------

Balance at January 1, 2003                                                      107,512,612      6,152    658,425          (1,832)

Changes during 2003 -
Net loss for the year ended December 31, 2003                                             -          -          -               -
Share issuance to employees                                                         424,633          8        647               -
Employees stock options exercised and paid                                          100,818          3        263               -
Amortization of deferred compensation expenses                                            -          -      3,568               -
Net unrealized gain on available for sale securities                                      -          -          -           1,282
Changes in fair value of financial instruments                                            -          -          -          (4,843)
                                                                               ------------- ---------- ---------- ----------------

Balance at December 31, 2003                                                    108,038,063      6,163    662,903          (5,393)

Changes during 2004 -
Net income for the year ended December 31, 2004                                           -          -          -               -
Employees stock options exercised and paid                                        1,353,765         35      2,445               -
Amortization of deferred compensation expenses                                            -          -      1,650               -
Net unrealized gain on available for sale securities                                      -          -          -           2,341
Realization of gain on available for sale securities                                      -          -          -          (1,282)
Changes in fair value of financial instruments                                            -          -          -          (8,303)
Distribution of shares of a subsidiary as dividend in kind (see Note 1A(4))               -          -    (24,776)              -
                                                                               ------------- ---------- ---------- ----------------

Balance at December 31, 2004                                                    109,391,828      6,198    642,222         (12,637)
                                                                               ============= ========== ========== ================

                                                                                   Accumulated            Total
                                                                                      earnings    shareholders'
                                                                                   (Note 15A2)           equity

                                                                               --------------- ----------------

Balance at January 1, 2003                                                           (23,128)         639,617

Changes during 2003 -
Net loss for the year ended December 31, 2003                                        (71,040)         (71,040)
Share issuance to employees                                                                -              655
Employees stock options exercised and paid                                                 -              266
Amortization of deferred compensation expenses                                             -            3,568
Net unrealized gain on available for sale securities                                       -            1,282
Changes in fair value of financial instruments                                             -           (4,843)
                                                                               --------------- ----------------

Balance at December 31, 2003                                                         (94,168)         569,505

Changes during 2004 -
Net income for the year ended December 31, 2004                                       10,153           10,153
Employees stock options exercised and paid                                                 -            2,480
Amortization of deferred compensation expenses                                             -            1,650
Net unrealized gain on available for sale securities                                       -            2,341
Realization of gain on available for sale securities                                       -           (1,282)
Changes in fair value of financial instruments                                             -           (8,303)
Distribution of shares of a subsidiary as dividend in kind (see Note 1A(4))                -          (24,776)
                                                                               --------------- ----------------

Balance at December 31, 2004                                                         (84,015)         551,768
                                                                               =============== ================

(1)  Issued and outstanding

The accompanying notes are an integral part of the consolidated financial statements.



                                                                                                                                  6

                                                                                                   ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------



                                                                                      Number      Share    Capital      Accumulated
                                                                                of shares(1)    capital    surplus            other
                                                                                                                      comprehensive
                                                                                                                      income (loss)
                                                                               ------------- ---------- ---------- ----------------

Balance at January 1, 2005                                                      109,391,828      6,198    642,222          (12,637)

Changes during 2005 -
Net income for the year ended December 31, 2005                                           -          -          -                -
Employees stock options exercised and paid                                        1,697,867         45      4,254                -
Restricted shares issuance                                                          742,776         19        (19)
Restricted shares forfeited                                                          (9,557)         -          -                -
Share issuance                                                                        4,908          -         35                -
Amortization of deferred compensation expenses                                            -          -      2,040                -
Net unrealized gain on available for sale securities                                      -          -          -            1,897
Changes in fair value of financial instruments                                            -          -          -           19,226
                                                                               ------------- ---------- ---------- ----------------

Balance at December 31, 2005                                                    111,827,822      6,262    648,532            8,486
                                                                               ============= ========== ========== ================




                                                                                   Accumulated            Total
                                                                                      earnings    shareholders'
                                                                                   (Note 15A2)           equity

                                                                               --------------- ----------------
Balance at January 1, 2005                                                           (84,015)         551,768

Changes during 2005 -
Net income for the year ended December 31, 2005                                       39,864           39,864
Employees stock options exercised and paid                                                 -            4,299
Restricted shares issuance                                                                                  -
Restricted shares forfeited                                                                -                -
Share issuance                                                                             -               35
Amortization of deferred compensation expenses                                             -            2,040
Net unrealized gain on available for sale securities                                       -            1,897
Changes in fair value of financial instruments                                             -           19,226
                                                                               --------------- ----------------

Balance at December 31, 2005                                                         (44,151)         619,129
                                                                               =============== ================


(1)  Issued and outstanding





The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                                                   7


                                                                                                   ECI Telecom Ltd. and Subsidiaries
Consolidated Statements of Cash Flows for the Year Ended December 31
------------------------------------------------------------------------------------------------------------------------------------



                                                                                    2005              2004               2003
                                                                       -----------------  -----------------  -----------------
                                                                                                 * Revised
                                                                       -----------------  -----------------  -----------------
                                                                          $ in thousands     $ in thousands     $ in thousands
                                                                       -----------------  -----------------  -----------------
Cash flows from operating activities

Net income (loss)                                                                39,864             10,153            (71,040)
Adjustments to reconcile net income (loss) to cash provided by operating activities:

Depreciation and amortization                                                    36,665             35,827             41,622

Amortization of share based compensation                                          2,040              1,650              3,568

Loss (gain) on sale of property and equipment                                    (2,398)              (716)             1,362

Impairment of assets                                                                  -                  -              6,686

Impairment of loans                                                               3,000                  -                  -

Capital losses (gains), net                                                      (2,096)             6,419              4,862

Gain from sale of operation                                                           -            (24,186)                 -

Acquired In-process research and development costs                                  890                  -                  -

Other - net                                                                       1,723               (468)             7,066

Company's equity in results of investee companies                                 4,285              3,387              4,334

Minority interest                                                                   127                562            (16,956)

Loss (gain) from marketable securities                                            1,648             (1,482)              (111)

Decrease in trade receivables (including
 non-current maturities of trade receivables)                                    78,056             19,395             69,069

Decrease (increase) in other receivables                                          3,565             (6,196)             9,531

Decrease (increase) in prepaid expenses                                           3,325               (947)            (1,410)

Decrease in work in progress                                                        308              7,254              3,192

Decrease (increase) in inventories                                               38,127            (57,010)            24,149

Increase (decrease) in trade payables                                           (16,759)            13,986             14,413

Increase (decrease) in other payables and accrued liabilities                   (16,068)            32,706            (23,500)

Decrease in other long-term liabilities                                               -             (5,015)            (2,364)

Decrease in liability for employee severance benefits                            (2,602)              (779)                 -
                                                                       -----------------  -----------------  -----------------

Net cash provided by operating activities                                       173,700             34,540             74,473
                                                                       -----------------  -----------------  -----------------





The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                                                   8


                                                                                                   ECI Telecom Ltd. and Subsidiaries
Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
------------------------------------------------------------------------------------------------------------------------------------



                                                                                    2005              2004               2003
                                                                       -----------------  -----------------  -----------------
                                                                                                 * Revised
                                                                       -----------------  -----------------  -----------------
                                                                          $ in thousands     $ in thousands     $ in thousands
                                                                       -----------------  -----------------  -----------------

Cash flows used in investing activities

Investments in deposits, net                                                      2,368              4,454            (22,563)
Software development costs capitalized                                           (8,014)           (11,151)           (11,364)
Investment in property, plant and equipment                                     (21,499)           (24,293)           (11,347)
Proceeds from sale of property, plant and equipment                               7,131              1,487                878
Purchase of technology                                                                -                  -               (869)
Acquisition of investee companies                                                  (559)            (1,212)              (203)
Long-terms loans granted                                                              -             (6,000)                 -
Proceeds from realization of an investee company                                  2,350                  -                  -
Investment in marketable securities                                             (37,838)           (41,382)           (80,317)
Changes in assets held for severance benefits                                    (1,006)              (751)               537
Repayment of convertible notes                                                        -              5,400                  -
Acquisition of operations (A)                                                   (13,605)                 -                  -
Acquisition of newly consolidated subsidiary (B)                                (85,923)                 -                  -
Proceed from realization of consolidated subsidiary and operations                    -             35,000              9,100
                                                                       -----------------  -----------------  -----------------

Net cash used for investing activities                                         (156,595)           (38,448)          (116,148)
                                                                       -----------------  -----------------  -----------------


Cash flows used in financing activities

Repayment of loans from banks                                                   (30,000)           (30,000)          (100,000)
Decrease in short-term credit, net                                                    -                  -            (70,012)
Share issuance                                                                       35                  -                  -
Exercise of stock options                                                          4,299             2,480                921
Disposition of a consolidated subsidiary as dividend in kind                           -           (39,981)                 -
                                                                       -----------------  -----------------  -----------------

Net cash used in financing activities                                           (25,666)           (67,501)          (169,091)
                                                                       -----------------  -----------------  -----------------

Effect of change in exchange rate on cash                                        (1,793)               216               (508)
                                                                       -----------------  -----------------  -----------------

Net decrease in cash and cash equivalents                                       (10,354)           (71,193)          (211,274)

Cash and cash equivalents at beginning of year                                   74,182          **145,375            356,649
                                                                       -----------------  -----------------  -----------------

Cash and cash equivalents at end of year                                         63,828             74,182         ** 145,375
                                                                       =================  =================  =================

Supplemental disclosures:

Income taxes paid, net of tax refunds                                             2,897                282              7,158
                                                                       =================  =================  =================

Interest paid                                                                       154              1,518              2,479
                                                                       =================  =================  =================

* The consolidated cash flow statement for the year ended December 31, 2004 has been revised to combine cash flows from discontinued operations with cash flows from continuing operations within each category (previously, all cash flows from discontinued operations were presented, net in one line, within the operating cash flows category).

** Include $ 18,964 thousand related to discontinued operations.

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                                                  9


                                                                                                   ECI Telecom Ltd. and Subsidiaries
Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
------------------------------------------------------------------------------------------------------------------------------------



A. Acquisition of operations (see Note 19)

                                                                                    2005              2004               2003
                                                                       -----------------  -----------------  -----------------
                                                                          $ in thousands     $ in thousands     $ in thousands
                                                                       -----------------  -----------------  -----------------

Net current assets                                                                5,216                  -                  -
Liability for unpaid consideration                                                 (250)                 -                  -
Property, plant and equipment                                                       580                  -                  -
Core Technology                                                                   4,349                  -                  -
Goodwill                                                                          1,230                  -                  -
Other intangible assets                                                           2,480                  -                  -
                                                                       -----------------  -----------------  -----------------
                                                                                 13,605                  -                  -
                                                                       =================  =================  =================

B. Acquisition of newly consolidated subsidiary (see Note 19)

                                                                                    2005              2004               2003
                                                                       -----------------  -----------------  -----------------
                                                                          $ in thousands     $ in thousands     $ in thousands
                                                                       -----------------  -----------------  -----------------
Net current assets (other than cash)                                             11,055                  -                  -
Property, plant and equipment                                                     3,155                  -                  -
Long-term liabilities                                                              (157)                 -                  -
Core Technology                                                                  33,820                  -                  -
In-process research and development                                                 890                  -                  -
Backlog                                                                             100                  -                  -
Goodwill                                                                         37,060                  -                  -
                                                                       -----------------  -----------------  -----------------
                                                                                 85,923                  -                  -
                                                                       =================  =================  =================



C. Non-cash activities

Purchase of fixed assets                                                          3,049                  -                  -
                                                                       =================  =================  =================

Sale of fixed assets in return for shares in investee company                         -                  -              1,053
                                                                       =================  =================  =================





The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                                                  10

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies

     Significant accounting policies, applied on a consistent basis are as follows:

     A.   General

     1. ECI Telecom Ltd. (an Israeli corporation) and subsidiaries ("ECI" or the "Company") provide network and access solutions for digital telecommunications networks. ECI designs, develops, manufactures, markets and supports digital telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converging networks. ECI's products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services.

          The Company focuses its activities on three core businesses, which are organized in three divisions: Broadband Access Division (formerly - Inovia), Optical Networks Division (formerly - Lightscape and Enavis) and Data Networking Division (formerly - Laurel Networks). (For segment reporting, see Note 17G).

     2. In December 2002, the Company transferred part of the NGTS activities to a new company subsequently called Veraz Networks Inc., which was set up with third parties and in which the Company holds approximately
          41.5 % of the share capital (33 % on a fully diluted basis).

     3. In April 2003, the Company sold the activities of InnoWave. Accordingly, the results of InnoWave for all periods reported were reclassified as discontinued operation and presented as a single-line item, net of income tax in the statement of operations following the results from continuing operations (see Note 22B).

     4. On March 9, 2004, the Board of Directors of ECI decided, in principle, that ECI would distribute 7.6 million of its shares in ECtel Ltd. ("ECtel") to ECI's shareholders.

          On April 28, 2004, after the Company obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. The shares were distributed on May 10, 2004. Before distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares that are presented in the consolidated balance sheet as an available for sale securities. (see Note 1D).

          Accordingly, the results of ECtel for all periods reported were reclassified as discontinued operations and presented as a single-line item, net of income tax in the statement of operations following the results from continuing operations (see Note 22B).

     5. On June 3, 2005, the Company acquired 100% of the outstanding common shares of Laurel Networks, Inc. ("Laurel Networks") The results of Laurel Networks' operations have been included in the consolidated financial statements since that date. Laurel Networks is a provider of Next-Generation IP/MPLS Multi Service Edge Routers.

          After the transaction Laurel Networks became the Data Networking Division of ECI (see Note 19B).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

     A.   General (cont'd)

     6. The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States of America.

     7. The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar").

          Most of the Company's sales are made outside of Israel, in dollars and other non-Israeli currencies (see Note 17G as to geographical distribution). Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company's functional currency.

          Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation" of the Financial Accounting Standards Board
          (FASB).

          All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations when they arise. Such foreign exchange gains and losses are included in the same statement of operations items as those in which the related transactions are included.

     8. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These are management's best estimates based on experience and other relevant data, however, actual results could differ from these estimates.


     B.   Principles of consolidation

          The consolidated financial statements include those of the Company and all of its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.


     C. Cash and cash equivalents

          The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents (except for held to maturity debt investments).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

     D.   Investments

     1. Investee companies

          Investments in investee companies, in which the Company has significant influence (affiliated companies) are presented under the equity method, that is, at cost plus the Company's share of the post-acquisition income or losses.

          Investment in entities in which the Company does not have significant influence ("other companies"), are stated as follows:

          -    Marketable securities - as stated in 2 below.

          - Non-marketable securities - at cost, less any decline in value which is other than temporary.

     2. Marketable securities

          The Company classifies its debt securities in one of three categories:
          Trading, available for sale or held to maturity and its equity securities as trading or available for sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All debt securities not included in trading or held to maturity are classified as available for sale.

          Trading, and available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

          A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed to be other than temporary, is recognized as a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

          Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield, using the effective-interest method. Dividend and interest income are recognized when earned.


     E.   Inventories

          Inventories are stated at the lower of cost or market. Cost is determined on the moving average basis.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

     F.   Property, plant and equipment

     1.   Assets are stated at cost, less accumulated depreciation.

     2. Depreciation is computed using the straight-line method, over the estimated useful economic life of the assets.

          Annual rates of depreciation are as follows:

          Buildings                            2.5%
          Machinery and equipment              10% - 33% (mainly 10%)
          Information technology               20% - 33%
          Office furniture and equipment       7% - 10%

          Leasehold improvements are amortized by the straight-line method over the lesser of the lease term or the estimated useful economic life.

     3. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

     4. Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of operations.


     G.   Accrued warranty costs

          Accrued warranty costs are calculated in respect of products sold and work performed are recognized based on prior experience, and other relevant factors, (See also Note 17F).


     H. Allowance for doubtful debts

          The financial statements include an allowance for loss from receivables for which collection is in doubt. In determining the adequacy of the allowance consideration is given the historical experience, aging of the receivable and to information available about specific debtors, including their financial situation, the volume of their operations, and evaluation of the security received from them or their guarantors (see also Note 17C).

     I. Software development costs

          The Company capitalizes certain software development costs in accordance with SFAS No. 86 "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Capitalization of software development costs begins upon the determination of technological feasibility as defined in the Statement and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally one to two years. (for 2003 - generally two to three years).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

     I. Software development costs (cont'd)

          Software development costs include costs that relate principally to projects which have recently been released or are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2005, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released in the future or if market acceptance of related technology is not as anticipated by Management. As a result, the recovery of these capitalized software development costs through future revenues could be reduced materially. In such event, the related capitalized software development costs will be written-off.


     J. Business combinations

          SFAS No. 141 "Business Combinations" requires that the purchase method be used for all business combinations. Under the purchase method, the cost of an acquisition is allocated to the assets acquired, including identifiable intangible assets and liabilities assumed based on their estimated fair values with the excess of total cost over such aggregate fair value being recognized at goodwill.


     K. Goodwill and other intangible assets

          The Company follows SFAS No. 142 "Goodwill and Other Intangible Assets", under to SFAS No. 142, goodwill and intangible assets that have indefinite useful lives are not subject to amortization, but instead tested at least annually for impairment. Intangible assets that have finite useful lives are amortized over their expected useful lives.


     L.   Revenue recognition

     1. Revenues from products are recognized when the product has been delivered and when title to the system and risk of loss have been substantially transferred to the customer, provided that collection is reasonably assured. When the sale arrangement includes customer acceptance provisions with respect to network interoperability, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

     L. Revenue recognition (cont'd)

          When a sale involves multiple elements, such as sales of products that include installation and integration services, the entire fee from the arrangement is evaluated under Emerging Issues Task Force ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables". In such arrangements, the arrangement consideration is allocated to each respective element based on its relative fair value and recognized when all the following revenue recognition criteria for each element are met: (1) the delivered items have value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered items, (3) if the arrangement includes a general right of return, delivery or performance of the undelivered items is probable and substantially in the control of the Company.

     2. The Company makes certain sales through resellers. The Company recognizes revenues from sales to resellers, assuming all other criteria for revenue recognition are met and provided that there is no contractual right of return, either (i) when it receives adequate collateral (which in almost every case is a Letter of Credit) from the reseller to secure payment to the Company, or (ii) in certain instances where the Company has an established ongoing relationship with the reseller and a proven track record of payments, when it receives written evidence of the identity of the end-user and the existence of an agreement by the end-user to purchase the product from the reseller (e.g. a copy of a purchase order) or (iii) in instances where the reseller is a major internationally known corporation and the Company has an established ongoing relationship with such reseller and a proven track record of payments, upon delivery of the products to the reseller. When the collectability from the reseller is not reasonably assured or when the right of return exists, revenue is recognized on a cash basis, provided that the reseller has ultimately sold the products to an end-user or the return privilege has substantially expired.

     3. Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is recognized as interest income over the period of the receivable by the interest method.

     4. Revenue from software license is generally recognized at the time the software is delivered to the customer, if collection is probable, the fee is fixed or determinable, the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

     5. Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which such services are performed.

     6. The percentage of completion method of accounting, in accordance with Statement of Position ("SOP") 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts" is used for sales generated from certain contracts, primarily those related to customized network solutions and network build-outs with durations of at least six months. The units-of-delivery method or units-of-work performed method is used to measure progress on each contract. Revenue and cost estimates are revised periodically based on changes in circumstances. Any expected losses on contracts are recognized immediately upon contract signing or as soon thereafter as identified.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

     M. Research and development

          Research and development costs, net of any grants, are charged to the consolidated statements of operations as incurred. Royalties paid and accrued in respect of the said grants are classified as cost of revenues.


     N.   Reclassification

          Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. (See also
          Note 22).


     O.   Income taxes

     1. The Company accounts for income taxes under SFAS No. 109 "Accounting for Incom Taxes".

          Under SFAS 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts, as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes are expected to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized. Deferred tax assets and liabilities are classified as current or non current items in accordance with the nature of the assets or liabilities to which they relate. When there is no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal.

          Deferred taxes have not been recorded in respect of the following matters -

          o Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists.

          o Differences between the financial carrying amounts of non monetary assets and liabilities and their tax basis attributable to the rate of change in Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, in accordance with paragraph 9 (f) of SFAS 109.

     2. Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

     P.   Derivative financial instruments

          SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133" require that all derivative instruments be recorded on the balance sheet at their respective fair values.

          The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and foreign exchange options. The Company's forward foreign exchange contracts are primarily denominated in Euro, Pounds Sterling and NIS and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be identified and quantified.

          On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a foreign-currency fair-value or cash-flow hedge (foreign currency hedge). For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedge item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

          Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in operations. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until operations are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either operations or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in operations. Changes in the fair value of derivative trading instruments are reported in current period operations.

          The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, or the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

     P.   Derivative financial instruments (cont'd)

          When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in operations. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in operations, and gains and losses that were accumulated in other comprehensive income are recognized immediately in operations. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in operations.


     Q.   Comprehensive income

          The Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) and net unrealized gains (losses) on available for sale securities and on the change in the fair value of financial instruments that are used for cash flow hedging, and is presented in the consolidated statement of comprehensive income (loss).


     R.   Stock option and restricted shares plans

          The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25" issued in March 2000, to account for its fixed plan stock options. Under this method, compensation cost is recognized only if the market price of the underlying stock at the date of the grant exceeds the exercise price. Any such cost so determined is allocated to compensation expense over the vesting period of the award.

          SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123. (See Note 12E and 18A).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

     R.   Stock option and restricted shares plans (cont'd)

          Had compensation expenses for stock options granted under the Company's stock option plan been determined based on the fair value at the grant dates consistent with the fair value accounting method of SFAS No. 123, the Company's net income (loss) and net income (loss) per ordinary share would have been as follows:

                                                                                   For the year ended December 31
                                                                          ------------------------------------------------
                                                                                    2005             2004             2003
                                                                          --------------   --------------   --------------
                                                                              $ in thousands, except per share amounts
                                                                          ------------------------------------------------

         Net income (loss), as reported                                          39,864           10,153          (71,040)
         Add:     Stock-based employee compensation
                   expenses included in reported net
                   income (loss), net of related tax effects (nil)                2,040            1,650            3,568
         Deduct:  Total stock-based employee compensation
                   expense determined under the fair value
                   method for all awards, net of
                   related tax effects (nil)                                    (10,267)         (10,072)         (23,450)
                                                                          --------------   --------------   --------------

         Pro Forma net income (loss)                                             31,637            1,731          (90,922)
                                                                          ==============   ==============   ==============

         Basic earnings (loss) per ordinary share ($):
          - as reported                                                            0.36             0.09            (0.65)
          - pro forma                                                              0.29             0.02            (0.84)
         Diluted earnings (loss) per ordinary share($):
          - as reported                                                            0.34             0.09            (0.65)
          - pro forma                                                              0.27             0.01            (0.84)


     S.   Acquired in-process research and development costs (IPR&D).

          Acquired in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed, at the date of acquisition, for which technological feasibility has not been determined and which have no alternative future use in research and development activities or otherwise. In accordance with SFAS No. 2, "Accounting for Research and Development Costs", as interpreted by FASB Interpretation No. 4 "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" "amounts assigned to acquired in-process research and development meeting the above criteria are charged to expense at the date of consummation of the purchase business combination".

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

     T.   Impairment or disposal of long-lived assets

          SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. SFAS No 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale (See also Notes 21and 22).

     U.   Sale of financial assets

          SFAS No. 140 - "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", requires that a transfer of financial assets in which control is surrendered, is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. (See Note
          17P).

     V.   Earnings (loss) per Ordinary Share

          Basic and diluted earnings (loss) per Ordinary Share are presented in conformity with SFAS No. 128, "Earnings Per Share". Basic earnings
          (loss) per Ordinary Share are calculated by dividing the net earning
          (loss) attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding. For purposes of determining diluted earnings per share, potential common stock includes the effects of dilutive stock options. The effect on the number of shares of such potential common stock is computed using the treasury stock method. Diluted earnings per share excludes the impact of anti dilutive securities, which are those securities resulting in an increase in earnings per share or a decrease in loss per share.

     W.   Commitments and contingencies

          Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recognized when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

     X.   Impairment of loans

          The Company applies the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" These standards apply to loans, which are restructured in a troubled debt restructuring, involving modifications of terms of the loans, including those involving a receipt of assets in partial satisfaction of a receivable.

          In accordance with SFAS No. 114, a loan is impaired when it is probable, based on current information and events, that the creditor will be unable to collect all amounts (contractual interest and principle payments) due according to the contractual terms of the loan agreement. Impaired loans are written down to the present value of their expected future cash flows, discounted at the loan's effective interest rate or, alternatively, based on the observable market price of the loan or the fair value of the collateral, if the loan is collateral-dependent.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

     Y.   Employee Severance Benefits

          Under Israeli law and labor agreements, the Company is required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances. The liability for Employee Severance Benefits is based on salary components as prescribed in the existing labor agreement. The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

          The US subsidiaries sponsor a section 401(k) defined contribution plan or 401(a) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan.

          The provision for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country in which they operate.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Investment Securities and Deposits
                                                  December 31        December 31
                                                         2005               2004
                                             ----------------   ----------------
                                               $ in thousands     $ in thousands
                                             ----------------   ----------------

     Short-term:
      Short-term deposits (see Note 17B.)              1,540              5,628

      Marketable securities:
      Available for sale securities*                   4,699                  -
      Held to maturity securities                     35,065             19,086
                                             ----------------   ----------------

                                                      41,304             24,714
                                             ================   ================

     Long-term:
      Long-term deposits                              12,762             11,659
      Available for sale securities*                  37,707             10,694
      Held to maturity securities                     89,495             97,006
                                             ----------------   ----------------

                                                     139,964            119,359
                                             ================   ================

     * As of December 31, 2005 and 2004, the Company had net unrealized gains on Available for Sale Securities of $ 4,238 and $ 2,341 thousand, respectively.

     The amortized cost, gross unrealized holding gains (loss), and fair value of held-to-maturity securities by major security type at December 31, 2005, were as follows:

                                                                Gross            Gross
                                                           Unrealized       Unrealized
                                           Amortized          Holding          Holding             Fair
                                                Cost            Gains           Losses            Value
                                    ---------------- ---------------- ---------------- ----------------
                                      $ in thousands   $ in thousands   $ in thousands   $ in thousands
                                    ---------------- ---------------- ---------------- ----------------

     Held to maturity
      U.S. Government agencies               46,919                -            (648)           46,271
      Corporate debt securities              44,844               20            (610)           44,254
      Other                                  32,797               35               -            32,832
                                    ---------------- ---------------- ---------------- ----------------

                                            124,560               55          (1,258)          123,357
                                    ================ ================ ================ ================

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 2 - Investment Securities and Deposits (cont'd)

     The amortized cost, gross unrealized holding gains (loss), and fair value of held-to-maturity securities by major security type at December 31, 2004, were as follows:
                                                                Gross            Gross
                                                           Unrealized       Unrealized
                                           Amortized          Holding          Holding             Fair
                                                Cost            Gains           Losses            Value
                                    ---------------- ---------------- ---------------- ----------------
                                      $ in thousands   $ in thousands   $ in thousands   $ in thousands
                                    ---------------- ---------------- ---------------- ----------------

     Held to maturity
      U.S. Government agencies               46,925                -             (423)          46,502
      Corporate debt securities              43,338                -             (525)          42,813
      Other                                  25,829               35                -           25,863
                                    ---------------- ---------------- ---------------- ----------------

                                            116,092               35             (948)         115,178
                                    ================ ================ ================ ================



     Maturities of debt securities classified as held-to-maturity were as follows at December 31, 2005:

                                                     Amortized             Fair
                                                          Cost            value
                                               ---------------- ----------------
                                                $ in thousands   $ in thousands
                                               ---------------- ----------------

     Held to maturity:
      First year                                        35,065           34,693
      Due after one year through five years             88,100           87,223
      Due after five years through ten years             1,396            1,441
                                               ---------------- ----------------

                                                       124,560          123,357
                                               ================ ================

                                                                                             ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
------------------------------------------------------------------------------------------------------------------------------



Note 2 - Investment Securities and Deposits (cont'd)

     The following table shows the fair value of the Company's investments in marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, and their underlying gross unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

     As of December 31, 2005:

                                   Less than 12 months            12 months or Greater                           Total
                       ------------------------------- -------------------------------
                                            Unrealized                      Unrealized           Total      Unrealized
                            Fair value          Losses      Fair value          Losses      Fair value          losses
                       --------------- --------------- --------------- --------------- --------------- ---------------
                        $ in thousands  $ in thousands  $ in thousands  $ in thousands  $ in thousands  $ in thousands
                       --------------- --------------- --------------- --------------- --------------- ---------------

     US Government
      Agencies                  1,982              18          44,289             630          46,271             648
     Corporate bonds            5,522             144          36,339             466          41,861             610

                       --------------- --------------- --------------- --------------- --------------- ---------------
     Total                      7,504             162          80,628           1,096          88,132           1,258
                       =============== =============== =============== =============== =============== ===============

     As of December 31, 2004:

                                   Less than 12 months            12 months or Greater                           Total
                       ------------------------------- -------------------------------
                                            Unrealized                      Unrealized           Total      Unrealized
                            Fair value          Losses      Fair value          Losses      Fair value          losses
                       --------------- --------------- --------------- --------------- --------------- ---------------
                        $ in thousands  $ in thousands  $ in thousands  $ in thousands  $ in thousands  $ in thousands
                       --------------- --------------- --------------- --------------- --------------- ---------------

     US Government
      Agencies                 40,344             315           6,581             108          46,925             423
     Corporate bonds           26,419             377          16,919             148          43,338             525

                       --------------- --------------- --------------- --------------- --------------- ---------------
     Total                     66,763             692          23,500             256          90,263             948
                       =============== =============== =============== =============== =============== ===============

     The unrealized losses on the Company's investments in US Government
     Agencies and corporate bonds were caused by interest rate increases.
     Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be impaired as of December 31, 2005 and 2004.

                                                                                                                            25


                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 3 - Inventories

     Consist of the following:

                                                  December 31       December 31
                                                         2005              2004
                                              ----------------  ----------------
                                               $ in thousands    $ in thousands
                                              ----------------  ----------------

     Raw materials and components                     47,970            39,773
     Work in process                                  23,839            31,983
     Finished products                                75,154           103,309
                                              ----------------  ----------------

                                                     146,963           175,065
                                              ================  ================


Note 4 - Long-Term Receivables, Net of Current Maturities

     A. Consist of the following:

                                                                  Weighted
                                                          average interest
                                                                rate as of
                                                               December 31      December 31      December 31
                                                                      2005             2005             2004
                                                          ----------------- ---------------- ----------------
                                                                         %   $ in thousands   $ in thousands
                                                          ----------------- ---------------- ----------------

     Long-term receivables (1)                                         5.3          19,905           186,604
     Less deferred interest income (*)                                                  64                 -
                                                                            ---------------- ----------------

     Total (2)                                                                      19,841           186,604
     Less - provision for uncollectible receivable(**)                                 624            77,252
     Less - current maturities                                                      10,944            19,377
                                                                            ---------------- ----------------

                                                                                     8,273            89,975
                                                                            ================ ================
     The receivables are denominated in U.S. dollars.

     (*) The deferred interest income represents the difference between the original amount of the receivables and their net present value computed, at the transaction date, by the relevant interest rate.
     (**) See Note 4C.

     (1) Long-term receivables ("receivables") consist mainly of receivables resulting from sales of the Company's products, providing from one to five years credit commencing on the date of signing of the sales contract or the finance agreement related thereto or other date as mentioned in the contract. Such receivables are interest bearing and are payable in quarterly or semi-annual payments. The principal is paid generally after the grant of a grace period. These receivables are partially secured by trade risk insurance policies.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 4 - Long-Term Receivables, Net of Current Maturities (cont'd)

     A.   Consist of the following: (cont'd)


     (2) In the opinion of the Company's management, due to the nature of the customers and their activities, their financial performance, updated financial and business data, previous business relations and existing trade insurance as stated above, as well as provision for doubtful debts, the Company has limited risk exposure in relation to the long-term receivables.


     B.   Aggregate maturities are as follows:

                                                                     December 31
                                                                            2005
                                                                ----------------
                                                                  $ in thousands
                                                                ----------------

     First year (current maturities)                                      10,944
     Second year                                                           8,227
     Third year                                                              675
     Fourth year                                                               -
     Fifth year                                                                -
     Thereafter                                                               59
                                                                ----------------

                                                                          19,905
                                                                ================


     C.   1.   In 2000, the Company and a subsidiary (InnoWave) entered into an agreement for the sale to Global Village Telecom ("GVT"), a Brazilian company, of wireless local loop systems and services.
               Pursuant to the agreement, the Company agreed to grant GVT long-term financing for the purchase, comprising a line of credit of up to $168 million, based upon the progress of sales. This financing was granted in conjunction with credit made available to GVT by a group of other equipment vendors. The credit was to be repaid during the years 2004 through 2007. The interest payable under the line of credit was variable (ranging from LIBOR plus 6.5% to LIBOR plus 4.5% ). As security for its obligations under the agreement, GVT granted the Company (together with three other major international suppliers) a charge on its license to operate its communications network in Brazil, together with additional security including shareholders' guarantees and charges on revenue and contracts.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 4 - Long-Term Receivables, Net of Current Maturities (cont'd)

     C.   (cont'd)

          2. Due to various business reasons, including a significant devaluation of the Brazilian currency relative to the dollar, commencing December 2002, GVT defaulted in its payments to the Company. Accordingly, during 2002 and 2003, the Company recorded a provision for doubtful debts, in the amount of $34.0 million and $ 6.6 million, respectively with respect to this debt.

          3. Following extensive negotiations, agreements to reschedule GVT's debt repayments were signed in December, 2004 among GVT, its shareholders and its principal creditors, including the Company. These agreements encompassed GVT's commercial debt to the creditors for the supply of equipment and services, the debt due under certain convertible notes received from GVT's parent company and accumulated interest on the debts to the closing. As a precondition to the closing of these agreements, the sum of $5.4 million was paid to the Company. The main provisions of the agreements, as regards the Company, are:

               o All the existing debts were canceled and in place thereof GVT issued to the Company notes in the aggregate sum of approximately $163 million to be paid from 2005 through 2013 at variable rates of interest.

               o The Company was granted warrants which were convertible, at no further consideration, into shares of GVT's parent company, equating to approximately 2.4% of its outstanding share capital.


          4. According to SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", the carrying amount of the restructured debt was recognized based on the present value of the expected future cash flows discounted at the debt's original contractual interest rate which, was LIBOR plus 6.5%.

          5. In April 2005, the Company sold the long-term receivables from GVT to ABN Amro Bank for the sum of approximately $96 million in cash, plus a contingent amount of approximately $3.3 million, resulting in the recognition of a net gain from recovery of doubtful debt of $10.4 million (excluding the contingent amount), which was recognized in the year ended December 31, 2005 under income from recovery of doubtful debt.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------




Note 5 - Investments

     Consist of the following:

                                                                       December 31      December 31
                                                                              2005             2004
                                                                   ---------------- ---------------
                                                                    $ in thousands   $ in thousands
                                                                   ---------------- ---------------

     Affiliated company (A)                                                11,976           16,259
     Loans (B)                                                              3,000            6,000
     Other                                                                  4,811            4,507
                                                                   ---------------- ---------------

                                                                           19,787           26,766
                                                                   ================ ===============


     A. The investment in affiliated company is comprised of:

                                                                       December 31      December 31
                                                                              2005             2004
                                                                   ---------------- ---------------
                                                                    $ in thousands   $ in thousands
                                                                   ---------------- ---------------

     Cost of shares                                                        28,223           28,223
     Accumulated losses                                                   (16,247)         (11,964)
                                                                   ---------------- ---------------

                                                                           11,976           16,259
                                                                   ================ ===============



          The following table shows the financial information of an affiliated company for the year ended December 31, 2004 (the financial information as of and for the year ended December 31, 2005 is not considered significant and accordingly has not been presented).

                                                                                               2004
                                                                                    ---------------
                                                                                     $ in thousands
                                                                                    ---------------

     Balance sheet information
     Current assets                                                                         65,832
     Total assets                                                                           72,345
     Current liabilities                                                                    40,230
     Total liabilities                                                                      43,355
     Shareholders' equity                                                                   28,990

     Statement of operations information
     Revenues                                                                               48,612
     Gross profit                                                                           36,207
     Net loss                                                                               (7,996)





                                                                                                 29

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 5 - Investments (cont'd)

     B.   Loans

     In December 2004, the Company signed a series of transactions with Chiaro Networks Ltd. ("Chiaro") a developer of infrastructure-class IP/MPLS routing platforms. The transactions consisted of: (1) a loan agreement (2) a call option agreement for the acquisition of Chiaro by the Company and
     (3) a distribution agreement.


     1.   Loan agreement

          In December 2004, the Company provided to Chiaro two loans in the aggregate amount of $ 6 million ($ 3 million each loan).

          The Company had the right to convert one of the loans at any time into convertible preferred BB shares of Chiaro.

          The loans are secured by a first-priority floating charge over substantially all of Chiaro's assets.

          During the first half of 2005, the business of Chiaro deteriorated significantly and in January 2006, Chiaro has ceased doing business. Accordingly, Management has determined that the Company may be unable to collect all amounts due according to the contractual terms of the loans agreement and therefore, a provision of $ 3 million in respect thereof has been recorded in the consolidated financial statements for the year ended December 31, 2005. The Company as the sole secured creditor has taken the steps necessary to realize the assets Chiaro had, including cash, tangible assets and intellectual property. The Company believes that the fair market value of Chiaro's remaining assets is no less than the carrying amount as of December 31, 2005 of Chiaro's debt.


     2.   Call option agreement

          The Company had the option to acquire Chiaro under terms defined in the agreement. The term of the option was 37.5 months.


     3.   Distribution agreement

          The Company received exclusive, global distribution rights for Chiaro's products, for a period of 37.5 months from closing.

                                                                                                 ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
----------------------------------------------------------------------------------------------------------------------------------



Note 6 - Property, Plant and Equipment, Net

     Property, plant and equipment as of December 31, 2005 consist of the following:

                                    Freehold
                                      land,
                                buildings and       Machinery                           Office
                                    leasehold             and     Information    furniture and
                                 improvements       equipment      technology         equipment           Other           Total
                                --------------   -------------   -------------   ---------------   -------------   -------------
                                  $ thousands     $ thousands     $ thousands       $ thousands     $ thousands     $ thousands
                                --------------   -------------   -------------   ---------------   -------------   -------------

   Cost
   Balance at
   beginning of year               70,343           120,936          56,638           5,949             5,452          259,318
    Acquisitions                      111             3,032             365             121               105            3,734
   Additions                        3,243            15,487           4,799             783               236           24,548
   Disposals                        5,124            12,457             911           1,007             2,655           22,154
                                --------------   -------------   -------------   ---------------   -------------   -------------
   Balance at end
    of year                        68,573           126,998          60,891           5,846             3,138          265,446
                                --------------   -------------   -------------   ---------------   -------------   -------------

   Accumulated
    Depreciation and
   amortization
    Balance at
   beginning of  year              20,043            70,334          41,033           4,567             3,988          139,965
   Depreciation
    for the year                    1,571            13,415           7,229             556               542           23,313
   Disposals                          900            12,418             900             987             2,218           17,423
                                --------------   -------------   -------------   ---------------   -------------   -------------
   Balance at end
    of year                        20,714            71,331          47,362           4,136             2,312          145,855
                                --------------   -------------   -------------   ---------------   -------------   -------------

   Net book value at
    December 31, 2005              47,859            55,667          13,529           1,710               826          119,591
                                ==============   =============   =============   ===============   =============   =============

    Net book value at
    December 31,  2004             50,300            50,602          15,605           1,382             1,464          119,353
                                ==============   =============   =============   ===============   =============   =============

         Regarding pledge, see Note 14.




                                                                                                                                31

                                               ECI Telecom Ltd. and Subsidiaries


Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------

Note 7 - Software Development Costs, Net

         Capitalization and amortization of software development costs as of December 31, 2005, and 2004 is as follows:



                                                                                                December 31        December 31
                                                                                                       2005               2004
                                                                                             --------------     --------------
                                                                                             $ in thousands     $ in thousands
                                                                                             --------------     --------------

         Balance at beginning of year                                                               14,435            16,289
         Capitalization of software development costs during the year                                8,014            11,151
         Amortization and write-offs during the year                                               (10,450)          (13,005)
                                                                                             --------------     --------------
                                                                                                    11,999            14,435
                                                                                             ==============     ==============


Note 8 - Goodwill

         Consist of the following:

                                                                                                December 31        December 31
                                                                                                       2005               2004
                                                                                             --------------     --------------
                                                                                             $ in thousands     $ in thousands
                                                                                             --------------     --------------

         Goodwill - Broadband Access Division                                                        1,039             1,039
         Goodwill - Data Networking Division                                                        37,036                 -
         Goodwill - Optical Networks Division                                                        1,230                 -
                                                                                             --------------     -------------
         Goodwill (1)                                                                               39,329             1,039
                                                                                             ==============     =============

         (1)      Original amount                                                                  177,427           139,137
                  Amortization and write down due to decline in value                             (138,098)         (138,098)
                                                                                             --------------     -------------
                                                                                                    39,329             1,039
                                                                                             ==============     =============
         See Note 19.


Note 9 - Other Assets, Net

                                                                                                December 31        December 31
                                                                                                       2005               2004
                                                                                             --------------     --------------
                                                                                             $ in thousands     $ in thousands
                                                                                             --------------     --------------

         Core Technology Products (1)                                                               35,423                 -
         Deferred tax                                                                                9,893             9,144
         Other intangible assets                                                                     2,340                 -
                                                                                             --------------     ------------
                                                                                                    47,656             9,144
                                                                                             ==============     ============

         (1)      Original amount                                                                   38,169                 -
                  Amortization *                                                                    (2,746)                -
                                                                                             --------------     ------------
                                                                                                    35,423                 -
                                                                                             ==============     ============

          * Amortized over the expected useful life of the related products, generally between 7 to 10 years.


                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 10 - Liability for Employee Severance Benefits

         A. Employees of the Company and of its consolidated subsidiaries in Israel (Israeli companies)

         Under Israeli law and labor agreements, the Israeli companies are required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

         1. The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The liability deposited with the pension fund is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

         2. In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

                  The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

         3.       As to the union employees of Tadiran Telecommunication Ltd.
                  (TTL) who are covered by the labor agreements which were in force in TTL, the Company's liability for severance pay is in accordance with such labor agreements.

                  If the Company terminates the employment of these employees through 2011, they are entitled to additional benefits. After that time, the employees will no longer be eligible for such additional benefits.

         4. The expenses in respect of severance and pension pay (not including expenses in restructuring) for the years ended December 31, 2005, 2004 and 2003 are $ 6,009 thousand, $ 4,008 thousand and $ 5,593 thousand respectively.

         5. Company's net liability for employee severance benefits is composed as follows:




                                                                                                December 31        December 31
                                                                                                       2005               2004
                                                                                             --------------     --------------
                                                                                             $ in thousands     $ in thousands
                                                                                             --------------     --------------

                  Liability for employee severance benefits                                          48,340             50,943
                  Less: Assets held for severance benefits                                           25,931             25,182
                                                                                             --------------     --------------

                                                                                                     22,409             25,761
                                                                                             ==============     ==============

                  Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.


                                               ECI Telecom Ltd. and Subsidiaries


Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 10 - Liability for Employee Severance Benefits (cont'd)

         B.       Employees of U.S. consolidated subsidiaries (U.S. companies)

         The subsidiaries sponsor a section 401(k) defined contribution plan or 401(a) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan. Company contributions with respect to this plan were $ 482 thousand, $ 244 thousand and $ 499 thousand in 2005, 2004 and 2003, respectively.


         C.       Employees in the rest of the world

         The provision for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country in which they operate.



Note 11 - Commitments and Contingencies

         A.       Claims and potential claims

         1. Following the reduction in workforce in accordance with the reorganization plan of the Company that was implemented in 2002, claims and demands for higher amounts of severance pay were submitted by certain former employees. Management of the Company believes, based on the opinion of its legal advisors, that the effect, if any, of the results of such claims and demands on the financial position of the Company and the results of its operations, will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

         2. The Company conducts negotiations from time to time with international technology companies ("technology companies") regarding allegations that it is using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

         3. In December 1999, an agreement was signed with SCI Systems ("SCI") for the sale of a plant which manufactures electronic components. SCI is one of the largest manufacturers of electronic components in the world. As part of the agreement, SCI will, for several years to come, be the subcontractor for part of the manufacturing activities of the Company, on a cost plus basis.

                  The Company is in dispute with SCI as to the interpretation of certain aspects of the agreement, such as volume commitments; discount terms for large orders; the minimum size of orders; timing; untimely payments etc.

                  The dispute was referred to an arbitrator in December 2002. As part of the arbitration process, SCI submitted, in April 2003, claims in an aggregate amount of approximately $ 30 million.

                                               ECI Telecom Ltd. and Subsidiaries


Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         A.       Claims and potential claims (cont'd)

                  The Company rejected the allegations made against it and filed a claim against SCI in an amount of approximately $ 50 million.

                  Subsequently, the arbitration was put on hold and the parties appointed an independent mediator in an additional attempt to settle this dispute. If the mediation fails, the parties will resume the arbitration process.

                  In the opinion of the Company's legal counsel, it is not possible at this stage of the proceedings, to evaluate the chances of the Company's claim as well as the chances of SCI's claim.

                  In the opinion of Management, the arbitrator's decision will not have a material adverse effect on the Company's financial position or results of its operation.

         4. Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations inter alia, for using patents owned by others. The Company's Management based mainly on opinions of its legal advisors, believes that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

         5. In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices ("comptroller") regarding alleged price fixing and non-competitive practices among Tadiran Telecommunications Ltd. ("TTL"), Tadiran Ltd ("Tadiran" - the parent company of TTL) and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.).

                  In the 1999 merger agreement between the Company and TTL, Tadiran had agreed to indemnify the Company for damages above $6 million.

                  In 2004, the Company was informed that the comptroller has ceased the investigation without taking any action against the Company. Accordingly, a provision in the amount of $6 million that was recorded at the time of the acquisition of TTL was reversed and recorded as other income.

         6. In September 2004, following the completion of the investigation by the comptroller mentioned above, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the Company, in an amount of $ 371 million.

                  In March 2005 the Company and the other respondents filed their respective answers to the request to certify the claim as a class action. The applicant filed his reply to the respondents' answers in December 2005.

                  Management of the Company believes, in light of the advice of its legal counsel, that the allegations against the Company are without merit and therefore no provision was recorded in respect thereto in the financial statements.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------

Note 11 - Commitments and Contingencies (cont'd)

         A.       Claims and potential claims (cont'd)

         7. In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities Laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff have not yet been quantified.

                  ECI based on the opinion of its legal advisors believes that the allegations made in the complaint with respect to it are without merit, and accordingly no provision in respect thereof has been included in the consolidated financial statements.

         B.       Lease commitments

         The Company and its consolidated subsidiaries have entered into several operating lease agreements in Israel and abroad. The agreements expire on various dates from 2006 to 2011 (some of which have renewal options) and are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

         Rental expenses under operating leases is charged to expense over the periods of the respective leases by the straight-line method. Future minimum annual rent payments to which the Company and its subsidiaries are committed under the above leases, at rates in effect at December 31, 2005, are as follows:

         Year ending December 31                                  $ in thousands
         -----------------------                                  --------------
         2006                                                             13,281
         2007                                                             11,660
         2008                                                              8,747
         2009                                                              3,484
         2010 and thereafter                                               2,397

         As to rent expense under the Company's leases, see Note 17N.

         C.       Royalty commitments

         1. The Company is committed to pay royalties to the Government of Israel on proceeds from sale of products in the Research and Development of which the government participated by way of grants. The royalties are computed mainly at the rates of 3.5% to 5% of the aggregated proceeds from sale of such products, up to the amount not exceeding 100% of such grants plus interest at Libor rate. As of December 31, 2005, the maximum possible future commitment of the Company is approximately $
                  135.3 million (excluding interest). See Note 17H with regard to amounts paid pursuant to these commitments.

         2. The Company is committed to pay royalties to certain parties whose products, patents or technology are incorporated in certain products of the Company. Such royalties are based on sales of systems or a family of products incorporating such products, patents or technology and are paid based either on a fixed rate, a price per unit sold or as a rate of the system or the family of products sale price.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments

         1.       Derivative financial instruments

                  The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and purchased and written options. The Company's forward foreign exchange contracts and purchased options are primarily denominated in Euro, Pounds Sterling and NIS and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be identified and quantified. The Company was exposed to but realized no losses from non-performance by counter parties on these derivatives.

                  The Company uses foreign currency forward contracts designated as fair value hedges to protect against the foreign currency exchange rate risks related to the remeasurement of firm sales commitments and recognized assets such as accounts receivable. Changes in the fair value of these derivatives are recognized in operations as offsets to the changes in the fair value of the related assets or liabilities.

                  The Company uses a combination of forwards and purchased and written options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted revenue denominated in currencies other than the U.S. dollar. The Company's cash flow hedges mature generally within less than a year. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are initially recorded in accumulated other comprehensive income (loss) as a separate component of shareholders' equity and subsequently reclassified into operations in the period during which the hedged transactions is recognized in operations. The ineffective portion of the gain or loss is reported in financial income or expenses immediately. The effective portion of cash flow and foreign currency hedges is reported in the same financial statement line item as the changes in value of the hedged item. For foreign currency option and forward contracts designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates.

                  Up until February 2005 the Company had used variable-rate debt to finance its operations. The debt obligations exposed the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management entered into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company received variable interest rate payments and made fixed interest rate payments, thereby creating the equivalent of fixed-rate debt. Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income (loss). These amounts are subsequently recognized in interest expenses as a yield adjustment of the hedged interest payments, in the period in which the related interest affects earnings.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments (cont'd)

         1.       Derivative financial instruments (cont'd)

                  The Company has entered into a long term agreement to provide a customized network solution to a customer in Central America. The network build-out will begin in 2006. This transaction will be financed by a commercial bank ("the bank"), in the form of a long-term loan to an intermediate regional bank. The intermediate bank will repay the loan to the bank at a fixed interest rate. As the bank requires the payment of the interest at a floating rate, the Company is to pay or receive the differential between the fixed interest rate paid by the intermediate bank and the floating interest rate required by the bank under the loan agreement.
                  The Company believes that it is prudent to mitigate the exposure to interest rate fluctuations in respect of the above transaction. To meet this objective, in October 2005 the Company entered into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate changes. Under the terms of the interest rate swaps, the Company will receive floating interest rate payments and will make fixed interest rate payments, which will create a fixed gain on the finance portion of the project.

                  Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate obligations are reported in accumulated other comprehensive income (loss). These amounts are subsequently recorded as interest income (expenses), as a yield adjustment of the hedged interest payments, for the period in which the related interest affects earnings

                  Fluctuations in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income (loss). These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings.

                  Other derivatives not designated as hedging instruments under SFAS No. 133 consist primarily of purchase and written options used to hedge foreign currency cash flows. For derivative instruments not designated as hedging instruments under SFAS No. 133, changes in the fair values are recognized in operations in the period of change.


                  Fair value hedging transactions
                  -------------------------------

                  As of December 31, 2005, the Company did not have outstanding currency forward contracts, as a hedge against sales contracts receivable and firm commitments.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments (cont'd)

         1.       Derivative financial instruments (cont'd)

                  Anticipated cash flow hedging transactions
                  ------------------------------------------

                  As of December 31, 2005, the Company had entered into forward exchange contracts and also purchased and written options as hedges for currency exchange rates for various periods of time. These transactions constitute a future cash flow hedge for sales agreements and for the anticipated backlog of orders.

                  As of December 31, 2005, the Company had entered into 85 hedge transactions in respect of anticipated sales amounting to $
                  183.6 million, (in Euro currency), and $ 17.5 million (in Pounds Sterling currency).

                  The hedge transactions are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted at the balance sheet date.

                  As of December 31, 2005, the fair value of the cash flow hedging transaction is a net asset of $ 8.0 million.


                  Payroll and purchase contracts
                  ------------------------------

                  As of December 31, 2005, the Company had entered into 77 future cash flow hedge transactions in respect of payroll and purchase contracts amounting to $ 364.9 million (in NIS currency). As of December 31, 2005, the Company had entered into one future cash flow hedge transaction in respect of purchase contract amounting to $ 2.4 million (in Euro currency). As of December 31, 2005, the fair value of the cash flow hedging transactions is credit US$ 0.5 million.


                  Realized/unrealized gain (losses) from hedge transactions
                  ---------------------------------------------------------

                  The Company had net realized foreign currency exchange gain (losses) from all hedge transactions of $ 2.5 million, $ (11.0) million and $ (6.9) million in 2005, 2004 and 2003, respectively.

                  Comprehensive income for the year ended December 31, 2005 includes an unrealized gain of $ 19.2 million relating to the above hedge transactions. As of December 31, 2005 the net unrealized gain on financial instruments is $ 4.2 million. This amount is expected to appear in the consolidated statement of operations for the year ended December 31, 2006.


                  Interest rate cash flow risk
                  ----------------------------

                  Interest expense for the years ended December 31, 2005, 2004 and 2003, includes net losses in the amount of $ 38 thousand, $ 294 thousand and $ 502 thousand, respectively, arising from the difference between the fixed interest rate in the interest rate swap agreements and the variable interest rate on the hedged debt obligation.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments (cont'd)

         1.       Derivative financial instruments (cont'd)

                  Non-hedging transactions
                  ------------------------

                  The financing expenses include an income of $ 0.5 million, a loss of $ 0.2 million and a loss of $ 2.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. These amounts reflect the changes in the time value factor of the derivatives, which are not considered as hedging transactions.

         2.       Concentration of credit risks

                  Financial instruments which expose the Company to risks of credit concentration include cash, deposits, currency hedging transactions, trade and other receivables.

                  The cash and deposits as well as the hedging transactions are deposited and/or executed through a number of established financial institutions. These financial institutions are located in Israel, the USA and Europe. The policy of the Company is to avoid the risk of making deposits with one financial institution. The Company frequently evaluates the amounts and volume of the transactions executed with each one of the said financial institutions. The exposure in respect of credit to customers is limited due to the large number of customers and their geographical spread.

                  As to the long-term deposits and customer debts see Note 4. Management of the Company believes that the credit risk is limited since the customers are large suppliers of communications services operating in countries in which this sector is anticipated to grow.

         3.       Fair value of the financial instruments

                  Management estimates that the fair value of the financial instruments is not materially different from the amounts included in the financial statements. In its determination of fair value, management used certain estimates, as described below, which do not necessarily indicate amounts which are recoverable in current market trading

                  - Cash and cash equivalents, short-term investments, trade receivables, other receivables, trade payables, other payables and accrued liabilities - the book value is the same as the fair value due to the short realization period of these instruments.

                  - Long-term receivables and liabilities - the book value is not materially different from the fair value since the Company's interest rates on its long-term receivables or liabilities are not materially different from those indicated in respect of the related assets and liabilities as of the balance sheet date.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         E.       Capital expenditure commitments

         The Company in Israel incurs capital expenditures pursuant to "Approved Enterprise" programs. At December 31, 2005, the Company is not committed to invest pursuant to existing programs.


         F.       Purchase commitments

         At December 31, 2005, the Company has commitments, in amount of $ 63.4 million, covering, primarily, the purchase of materials. (December 31, 2004 - $ 64.7 million).


         G.       Guarantees

         1. The Company maintains certain third-party guarantees with banks to support its performance obligations under customer contracts and other contracts that can be demanded in case of material breach of contracts. As of December 31, 2005, these guarantees approximated $ 30,125 thousand.

         2. The Company also maintains other third-party guarantees (primarily with insurance companies) to support its performance obligations under customer contracts and other contracts that can be demanded in case of material breach of contracts. As of December 31, 2005, these guarantees approximated $ 4,502 thousand.


         H.       Commitments

         1. In November 2001, the Company sold its information technology unit ("IT") to EDS and signed a five-year outsourcing contract with EDS. Under the agreement, EDS assumed all the IT operations and was required to supply maintenance, support and development services during the term of the agreement, for a sum of between $15 and $ 18 million, per year. In 2003 a new five-year agreement replacing the previous agreement was signed with effect through 2007. The Company undertook to pay EDS $ 11.8 million in 2003 and amounts between $ 8.8 million and $ 7.8 million in 2004-2007 (in 2005 and in 2004 the Company paid to EDS $ 8.6 million and $ 8.8 million, respectively). In addition, for the years ended December 31, 2005, 2004 and 2003, the Company paid EDS $ 1.7 million, $ 3 million and $ 2.2 million, respectively, for additional services.

         2. The Company has an obligation to indemnify the purchasers of certain activities and/or the purchasers of subsidiaries at rates which are stipulated in the sales agreement, should the purchasers be forced to discharge former employees of TTL during a period up to 2011 (see Note 10A(3)) and, therefore, to pay increased severance benefits.

                  In the opinion of Company management, the provisions for future indemnification, as stated, which are included in the financial statements, are proper and adequate.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         H.       Commitments (cont'd)

         3. If the Company dismisses any of the remaining unionized employees who joined from TTL by 2011, it is committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority (see Note 10A(3)). As of December 31, 2005, the maximum amount payable as a result of this commitment is $ 15.0 million. Management does not expect to dismiss any of these employees and therefore no provision in respect thereof has been included in the financial statements.

         4.       Commitments to indemnify directors and officers

                  In 2001, the Board of Directors of ECI resolved to grant ECI's directors and officers at the level of vice president and above, who may serve from time to time, indemnification to the fullest extent permitted by law and approved the form of indemnification letter provided to each such director and officer. The Company has undertaken to indemnify its directors and officers for financial obligations and reasonable litigation costs imposed on them in connection with their duties. The undertaking was limited to categories of events set forth in the indemnification letter and to an amount of $ 15 million per director and officer, per case.

                  In 2002, the audit committee and the Board of Directors of ECI resolved, to raise the amount of the aforesaid undertaking to a limit of $ 30 million per director per case, but not more than a commitment of $ 225 million in the aggregate for all persons to be indemnified. The aforesaid changes were approved by ECI's shareholders.


Note 12 - Shareholders' Equity

         A.       Authorized, issued and outstanding shares


                                                             Authorized
                                                  ------------------------------
                                                  December 31        December 31
                                                         2005               2004
                                                  -----------        -----------
                                                          Number of shares
                                                  ------------------------------

         NIS 0.12 par value per ordinary share     200,000,000       200,000,000
                                                  ============       ===========

         1. The Company's shares (NIS 0.12 par value each) are traded in the United States and listed on the Nasdaq Stock Market.

         2. For details of the issued share capital see consolidated Statements of Changes in Shareholders' Equity.

         3. Pursuant to a service agreement with one of the Company's directors, the Company issued to him in 2005, 2004 and 2003 - 1,387, 1,653 and 5,650 Ordinary shares, respectively. Under service agreements entered into in 2005 with two additional directors, they were issued 3,521 and 3,041 restricted shares, respectively, in that year (the latter amount issued pursuant to the ECI Restricted Share Plan - see Note 12.C.2).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         B.       Dividends

         According to the Israeli corporate laws, dividends may be paid by the Company only out of accumulated earnings, or out of net income, in two consecutive years. See Note 15A(3).


         C.       Share incentive (stock options and restricted shares plans)

         1. The Company's current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2012.

                  The ECI Plans provide that options may be granted to any employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

                  Under the terms of the ECI Plans, as of December 31, 2005, the Company is authorized to grant options for a total of 32,760,700 shares (increased from 29,760,700 shares following shareholders' approval on July 14, 2005), subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or as otherwise approved by the Board of Directors or its Remuneration Committee).

                  Stock option grants during the reporting period
                  -----------------------------------------------

                  The principal stock option grants made by the Company to its employees, during the year ended December 31, 2005 were as stated below. Unless otherwise stated, these stock options generally vest as follows: 12.5% after six months and 6.25% on the last day of each following quarter over a period of 14 quarters.

                  On March 28, 2005, the Company granted options for 171,000 shares at an exercise price of $ 7.07 per share.

                  On May 10, 2005, the Company granted options for 125,000 shares at an exercise price of $ 7.47 per share.

                  On May 31, 2005, the Company granted options for 1,520,400 shares at an exercise price of $ 8.85 per share.

                  On June 3, 2005, the Company granted options for 75,000 shares at an exercise price of $ 9.01 per share.

                  On June 21, 2005, the Company granted options for 32,000 shares at an exercise price of $ 8.48 per share.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive (stock options and restricted shares plans)
                  (cont'd)

                  Stock option grants during the reporting period (cont'd)
                  -----------------------------------------------

                  On July 28, 2005, the Company granted options for 77,000 shares at an exercise price of $ 8.26 per share

                  On November 20, 2005, the Company granted options for 167,000 shares at an exercise price of $ 8.22 per share.

                  On November 22, 2005, the Company granted options for 100,000 shares at an exercise price of $ 8.35 per share.

                  On December 5, 2005, the Company granted options for 100,000 shares at an exercise price of $ 8.42 per share.

                  On December 7, 2005, the Company granted options for 1,073,250 shares at an exercise price of $ 9.22 per share. The vesting schedule for 373,250 of these options is 50% after 6 quarters and 6.25% on the last day of each following quarter over a period of 8 quarters, and for 655,000 of such options it is 75% after 10 quarters and 6.25% on the last day of each following quarter over a period of 4 quarters.

                  None of the above stock options were granted at exercise prices below the market price on the date of the grant.

                  Following approval by the board of directors, the Company's shareholders approved adjustments to the terms of outstanding stock option awards, in order to preserve the aggregate intrinsic value of such stock options in light of the distribution to shareholders of 7.6 million of the Company's shares in ECtel Ltd. (See Note 21B). On April 30, 2004, immediately prior to the ex-dividend date for the distribution of the ECtel shares, the closing market price of the Company's shares on Nasdaq was $5.60 per share. As a result of the proposed distribution, the opening market price on the business day immediately following, May 3, 2004, was adjusted to $5.36 per share, a reduction of $0.24 per share, or 4.305%. The main provisions of the adjustments are set forth below and applied to stock options granted prior to May 3, 2004:

                  o The exercise price of outstanding stock options granted at an exercise price of less than $5.60 per share, was reduced by 4.305% and rounded upwards to a whole cent.

                  o The exercise price of outstanding stock options granted at an exercise price of, or in excess of, $5.60 per share, was reduced by $0.24 per share.

                  o Additional 462,939 stock options were granted to employees, directors or consultants of the Company who, on May 3, 2004, held stock options with an exercise price of less than $5.60 per share. The number of additional stock options equated to approximately 4.5% of the said stock options held by such grantees at May 3, 2004. The additional stock options are exercisable at a price per share equivalent to the new, reduced exercise price of the original stock options, and in the same proportions and will expire on the same dates as the original stock options.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive (stock options and restricted shares plans)
                  (cont'd)

                  Stock option grants during the reporting period (cont'd)
                  -----------------------------------------------

                  There was no accounting consequence for the above changes made to the exercise price and the number of shares, since the above adjustments meet the criteria set forth in FIN 44, "Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No. 25)" as follows:

                  a. The aggregate intrinsic value of the award immediately after the change was not greater than the aggregate intrinsic value of the award immediately before the change.

                  b. The ratio of the exercise price per share to the market value per share was not reduced.

         2. At the shareholders General Meeting held on July 28, 2005, the Company's shareholders adopted the ECI Telecom Ltd. Employee Restricted Share Incentive Plan (the "ECI Restricted Share Plan"). The ECI Restricted Share Plan will expire on June 4, 2015. Restricted shares issued under the ECI Restricted Share Plan are issued from the same pool of shares available for the issue of stock options under the ECI Plans.

                  The ECI Restricted Share Plan provides that restricted shares may be granted to any employee, director, consultant or contractor of the Company (the "Participant"). The restricted shares are held in trust on behalf of a Participant until the Participant's interest in such restricted shares vests and they become freely transferable.

                  Should a Participant cease to remain in the employ or service of the Company, for any reason, while holding unvested restricted shares (except for termination caused by death or as otherwise approved by the Board of Directors or its Remuneration Committee), then those restricted shares shall either (i) be immediately surrendered to the Company for cancellation, or (ii) be immediately sold by the Participant to the Company (for consideration equal to the issue price of such shares), or (iii) shall be treated in any other manner that will assure that the Participants rights in such shares shall cease to exist; and the Participant shall have no further shareholder rights with respect to those restricted shares.

                  Unless determined otherwise by the Remuneration Committee, the restricted shares shall be fully vested after four years from the date of issuance according to the following schedule:
                  12.5% shall vest following the lapse of six months from the date of issuance and a further 6.25% shall vest on the last day of each quarter, during 14 consecutive quarters thereafter.

                  The fair value of the restricted shares as of the date of the issue is amortized over the vesting period.

                  Restricted shares issued during the reporting period

                  On July 28, 2005, the Company issued 583,585 restricted shares to its employees. The shares were issued for no consideration. The shares vest and become transferable a follows: 12.5% on November 30, 2005 and a further 6.25% on the last day of each quarter during 14 consecutive calendar quarter thereafter.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive (stock options and restricted shares plans)
                  (cont'd)

                  On November 20, 2005, the Company issued 159,191 restricted shares to its employees and a director. The shares were issued for no consideration. Most of shares vest and become transferable as follows: 50% on November 7, 2006 and a further 6.25% on the last day of each quarter during 8 consecutive calendar quarter thereafter.

                  Unearned compensation on the grant of the restricted shares as measured at the original grant date, totaling $ 6.1 million, was calculated based on the market value of the shares on the date of grants and is being amortized over the vesting period.

                  Compensation expense of $ 1,999 thousand was recognized for the restricted shares during the year ended December 31, 2005.

         3. Stock options and restricted shares under the ECI Plans are as follows:



                                                                                    2005               2004               2003
                                                                        ----------------   ----------------   ----------------
                                                                        Number of shares   Number of shares   Number of shares
                                                                        ----------------   ----------------   ----------------

         Total number authorized at beginning of year                        29,760,700         29,760,700        26,760,700
         Increase in number authorized during the year                        3,000,000                  -         3,000,000
         Options unexercised at beginning of year                           (19,439,184)       (19,067,545)      (12,349,747)
         Options exercised till beginning of year                            (3,483,565)        (2,129,800)       (2,028,982)
         Options granted during the year                                     (3,449,795)      * (4,154,481)      (10,523,271)
         Options cancelled during the year                                      698,107          2,429,077         3,704,655
         Restricted shares granted during the year                             (742,776)                 -                 -
         Restricted shares forfeited during the year                              9,557                  -                 -
                                                                        ----------------   ----------------   --------------
         Available for future grant at end of year                            6,353,044          6,837,951         8,563,355
                                                                        ================   ================   ==============

         Options exercised during the year **                                 1,697,867          1,353,765           100,818
                                                                        ================   ================   ===============

         ** Average price of options exercised
             during the year (in $)                                                2.53               1.83              2.62
                                                                        ================   ================   ===============

         Restricted shares vested during the year                               115,233                  -                 -
                                                                        ================   ================   ===============

         Options unexercised and unvested restricted
         shares at the end of  year                                          21,110,991         19,439,184        19,067,545
                                                                        ================   ================   ===============

         Options unexercised and unvested restricted shares may be vested as follows (1):
         First year or thereafter                                            17,168,269         16,840,697        16,540,199
         Second year or thereafter                                           1, 920,649          1,328,180         1,911,858
         Third year or thereafter                                             2,022,073          1,270,307           615,488
                                                                        ----------------   ----------------   ---------------
                                                                             21,110,991         19,439,184        19,067,545
                                                                        ================   ================   ===============

         (*)    Including grants as a result of distribution of ECtel's shares
                (see C1 and Note 22B).


                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive (stock options and restricted shares plans)
                  (cont'd)

         3.       Stock options and restricted shares under the ECI Plans
                  (cont'd)

                  (1) To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:





                                                                                     2005                2004               2003
                                                                         ----------------    ----------------   ----------------
                         Dollars per Share (*)(**)                       Number of shares    Number of shares   Number of shares
                                                                         ----------------    ----------------   ----------------

                           Restricted shares                                    617,986                  -                 -
                           Zero                                               2,098,362          2,518,982         2,942,728
                           1.26 - 3.04                                        1,966,098          2,213,569         2,587,619
                           3.11                                               3,921,429          4,673,266         5,124,326
                           3.12 - 6.91                                        3,346,718          3,914,886           568,334
                           7.07 - 8.48                                          901,574            187,574            30,000
                           8.85                                               1,460,400                  -                 -
                           9.01 - 9.22                                        1,148,250                  -                 -
                           13.76 - 20.76                                        711,957            748,991         1,134,842
                           23.76 - 26.14                                        175,500            176,500           183,500
                           26.42                                              2,902,256          3,075,356         3,985,054
                           27.27 - 29.29                                      1,231,010          1,295,610         1,792,292
                           29.76 - 39.76                                        629,450            634,450           718,850
                                                                         ----------------    ----------------   ----------------
                                                                             21,110,991         19,439,184        19,067,545
                                                                         ================    ================   ================


                  (*) The dollars per share exercise range figures were adjusted as a result of distribution of ECtel's shares (see C1 and Note 20B).
                  (**) As of December 31, 2005, the weighted average exercise price of options was $ 10.20 and the weighted average remaining contractual life of outstanding options was 6 years.

         4.       Fair value method

                  a. In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS No.123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for employee stock-based compensation awards.

                           As required by SFAS No. 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during 2005, 2004 and 2003 to be $ 3.87, $3.40 and $1.70, respectively. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                            Option     Expected       Risk free
                           Year of grant      Term   volatility   interest rate
                           -------------    ------   ----------   -------------

                           2005                  3           63            3.80%
                           2004                  5           72            2.00%
                           2003                  5           70            1.00%

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive (stock options and restricted shares plans)
                  (cont'd)

         4.       Fair value method (cont'd)

                  b. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income (loss) and net income (loss) per ordinary share would have been as follows:





                                                                                   For the year ended December 31
                                                                          ---------------------------------------------------
                                                                                    2005              2004               2003
                                                                          --------------     -------------      -------------
                                                                                $ in thousands, except per share amounts
                                                                          ---------------------------------------------------

                           Net income (loss), as reported                        39,864            10,153            (71,040)
                           Add:     Stock-based employee
                                     compensation expenses
                                     included in reported net
                                     income (loss), net of related
                                     tax effects (nil)                            2,040             1,650              3,568
                           Deduct:  Total stock-based employee
                                     compensation expense
                                     determined under the fair
                                     value based method for
                                     all awards, net of related
                                     tax effects (nil)                          (10,267)          (10,072)           (23,450)
                                                                          --------------     -------------      -------------

                           Pro Forma net income (loss)                           31,637             1,731            (90,922)
                                                                          ==============     =============      =============

                           Basic earnings (loss) per ordinary
                            share ($):
                            - as reported                                          0.36              0.09             (0.65)
                            - pro forma                                            0.29              0.02             (0.84)

                           Diluted earnings (loss) per ordinary
                            share ($):
                            - as reported                                          0.34              0.09             (0.65)
                            - pro forma                                            0.27              0.01             (0.84)



         5.       Employee Stock Purchase Plans ("ESPP")

                  In July 2000, the ECI Telecom Ltd. 2000 Employee Stock Purchase Plans were approved. Under the ESPP plan all employees were permitted to purchase shares at a price equal to 85% of the lower of the fair market value at the beginning or end of each offering period.

                  Under the ESPP, during 2003 the Company sold to its employees 418,983 ordinary shares of the Company. The ESPP plan is no longer in effect.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 13 - Balances in Currencies Other Than the Dollar





                                                             December 31, 2005                        December 31, 2004
                                              ----------------------------------------  -----------------------------------------
                                                                    Pounds                                     Pounds
                                                      NIS     Euro  Sterling    Others        NIS       Euro   Sterling    Others
                                              -----------  -------  ---------  -------  ---------  ---------  ---------  --------
                                                                                      $ in thousands
                                              -----------------------------------------------------------------------------------

         Assets
         Trade receivables                         12,240   45,907    4,031     17,325     18,838     35,161     5,285    22,588
         Other current assets (include
          discontinued operations)                  1,851    7,534    3,554      7,970     23,460     40,630     1,162     5,360
         Long-term deposits and marketable
          securities                               15,479        -        -          -     14,870          -         -         -
         Asses held for severance benefits         25,931        -        -          -     25,182          -         -         -
                                              -----------  -------  ---------  -------  ---------  ---------  ---------  --------

                                                   55,501   53,441    7,585     25,295     82,350     45,791     6,447    27,948
                                              ===========  =======  =========  =======  =========  =========  =========  ========

         Liabilities
         Trade payables                            21,182    8,608      575      2,609     32,471      8,305       186     2,455
         Other current liabilities (include
          discontinued operations)                 11,459    7,680    3,257      5,370     23,297     17,111     3,775     4,897
         Liabilities for employee severance
          benefits                                 44,782       88        -        509     50,514          -         -       190
                                              -----------  -------  ---------  -------  ---------  ---------  ---------  --------

                                                   77,423   16,376    3,832      8,488    106,282     25,416     3,961     7,542
                                              ===========  =======  =========  =======  =========  =========  =========  ========


                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 14 - Charges (Assets Pledged)

         In recent years, the Company received loans from Israeli banks, pursuant to a "Facility Agreement". As part of this Facility Agreement, the Company pledged its assets (including real estate in Israel) and undertook an unlimited "negative pledge" obligation on its assets in favor of those banks. During 2005 the Company reimbursed the banks all the outstanding loans and signed an agreement with the banks, which cancels the Facility Agreement, releases the Company from all obligations and undertakings pursuant thereto and obliges the banks to release all pledges and securities. At the release of this report, the formal cancellation from said pledges is in progress but has not been fully completed yet.

         In the fourth quarter of 2005 the Company signed new agreements with two banks providing off-balance sheet credit facilities to the Company. As a condition to these facilities by the banks, the Company undertook:
         (1) a "negative pledge" obligation on some of the Company's assets (not including cash and cash equivalent, short-term investment, long-term deposit and marketable securities) and (2) to maintain certain financial ratios with regard to the tangible equity of the Company as defined in the agreements. See Note 17B for restricted deposits.


Note 15 - Taxes on Income

         A. Tax programs under various Israeli tax laws:

         1.       Israel tax reform

                  During 2003, tax reform legislation was enacted, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayers are taxed on income produced and derived both in and out of Israel.

                  The main provisions of the tax that are relevant to the Company are as follows:

                  a) Transfer pricing of international transactions with related parties.

                        The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. The Company considers that the transfer pricing policy adopted with foreign affiliates and subsidiaries is economically fair and that it complies with such regulations.

                  b)    Employee stock incentive plans

                        The tax reform codified past practice and specified three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% or the Company can waive the tax expense deduction and the employee will pay a reduced tax rate of 25% after ending of a "trustee period" (pursuant to a more recent amendment to Income Tax Ordinance effective from January 1, 2006, twenty-months from the date of the grant, and prior to 2006 grants, twenty four to thirty six months from the date of the grant). Where there is no trustee arrangement, the employee is fully taxable and no expense deduction is allowed to the Company. There are detailed provisions for implementing these arrangements. The Company chose to waive the tax expense deduction and the employees will pay a reduced tax rate of 25%.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         A.       Tax programs under various Israeli tax laws: (cont'd)

                  c)    Controlled foreign company (CFC)

                         The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged on passive income of foreign affiliates as if it had received a dividend from such companies.

                  d) The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

2.       In June 2004 and July 2005, the Knesset (the Israeli
         Parliament) approved Amendments (and ancillary Temporary
         Orders) to the Income Tax Ordinance (respectively "amendment No. 140" and "Amendment No. 147", and together the
         "Amendments").

         The Amendments provide, inter alia, for a gradual reduction in the statutory corporate tax rate as follows:

                                          Corporate Tax
         Tax Years                             Rate
         ---------                        -------------

         2001 through 2003                          36%
         2004                                       35%
         2005                                       34%
         2006                                       31%
         2007                                       29%
         2008                                       27%
         2009                                       26%
         2010 and thereafter                        25%

         Pursuant to the Amendments, capital gain tax is reduced to 25% from Corporate tax rate (except with respect to capital gains from marketable securities which continue to be taxed at the corporate tax rate until 2010), with transitional provisions for assets acquired prior to January 1, 2003.

         In addition, there was a change in the method of calculating the tax on capital gains arising from the sale of depreciating assets with effect from January 1, 2003, as defined in Amendment No. 147.

         The amendments also provide for changes in the methodology for the set-off of losses from taxable income from different sources.

         Amendment No. 147 establishes a new entity within the Israel Tax Authority to make tax pre-ruling following an approach by a corporation or other taxpayer. Notice of such pre-ruling shall be in available to the public.

         In addition, Amendment No. 147 imposing sanctions with regard aggressive tax planning, pursuant to guidelines still to be published as to what constitutes aggressive tax planning.

         The current taxes for 2005 (other than an "Approved Enterprise" related income) and the deferred tax balances at December 31, 2005 are calculated based on the new tax rates, as prescribed in the Amendments.

         The Company has examined the various provisions of the Amendment and of its implications. In the opinion of management, the financial effect of the said Amendment is immaterial.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         A.       Tax programs under various Israeli tax laws: (cont'd)

         3. Tax benefits under the Law for the Encouragement of Capital Investments, 1959;

                  Pursuant to the Encouragement of Capital Investments Law - 1959 (The Law"), the Company is entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

                  A major part of the production facilities of the Company and its Israeli subsidiaries has been granted the status of an "Approved Enterprise" under the Law. According to the Law, a Company is entitled to an investment grant (up to 24% of investment cost) and also to a tax benefit, which grants the Company a reduced tax rate of 25% for a specific period (Alternative A). The Company's "Approved Enterprise" is subject to zero tax rates under the "Alternative Benefit Method" (Alternative B) and reduced tax rates (25% - subject to examination of the level of foreign ownership), for specified periods. All of the approved enterprises, which currently entitle the Company to benefits, are under Alternative B.

                  Benefits are attributed to an "Approved Enterprise" based on the growth in turnover upon implementation of each plan.

                  The period of benefits in respect of most of the Company's production facilities will terminate in the years 2006-2012. Some of the Company's current investments are made under new approvals, or under a request of a new approval.

                  In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid. As of December 31, 2005, the Company has an accumulated loss and therefore it cannot distribute a cash dividend - see Note 12B. Effectively such dividend distribution would be reduced by the amount of the tax.

                  In March 2005, the Knesset approved a reform of the Encouragement of Capital Investments Law - 1959. The primary changes are as follows:

                  o Companies that meet the criteria of the Alternative Path of Tax benefit ("Alternative B" as described above) will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

                  o For any expansion of investment, a company is required to invest within three years in production machinery and equipment a certain percentage of its existing production machinery and equipment.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         A.       Tax programs under various Israeli tax laws: (cont'd)

         4. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

                  Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar - for a "Foreign Investors' Company", as defined by the Law for the Encouragement of Capital Investments, 1959. The Company and its subsidiaries elected to measure their operating results on the basis of the changes in the Israeli CPI. As a result the Company and its Israeli subsidiaries are entitled to deduct from their taxable income an "equity preservation deduction" (which partially compensates for the decrease in the value of shareholders' equity resulting from the annual rise in the Israel CPI).

         5. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

                  The Company is an "Industrial Company" as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

         6. In 2002 the Company came to an arrangement with the Income Tax Authorities concerning tax returns filed by TTL through 1998. Among other terms of the arrangement, the Company undertook to pay a further $ 1.4 million in taxes if it does not produce certain confirmations from government agencies in future periods as defined in the arrangement.


         B.       Non-Israeli subsidiaries

         Non Israeli subsidiaries are taxed based upon tax laws in their countries of residence.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------

Note 15 - Taxes on Income (cont'd)

     C.   Taxes on income from continuing operations

     Taxes on income included in the consolidated statements of operations are comprised as follows:



                                                                                       Year ended December 31
                                                                          --------------------------------------------------
                                                                                    2005              2004              2003
                                                                          --------------    --------------    --------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                          --------------    --------------    --------------

         Current taxes relating to -
          The Company and its Israeli subsidiaries                               1,672              1,436             1,402
          Foreign subsidiaries*                                                  2,626                693            (6,704)
                                                                            -----------        -----------      ------------
                                                                                 4,298              2,129            (5,302)
                                                                            -----------        -----------      ------------
         Deferred taxes relating to -
          The Company and its Israeli subsidiaries                                (774)                 -               559
          Foreign subsidiaries                                                     (70)              (205)            6,884
                                                                            -----------        -----------      ------------
                                                                                  (844)              (205)            7,443
                                                                            -----------        -----------      ------------

         Taxes on income                                                         3,454              1,924             2,141
                                                                            ===========        ===========      ============


     (*) In 2004 - including tax benefits of $ 758 thousand with respect to previous years.


     D.   Income from continuing operations before taxes on income




                                                                                       Year ended December 31
                                                                          --------------------------------------------------
                                                                                    2005              2004              2003
                                                                          --------------    --------------    --------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                          --------------    --------------    --------------


         The Company and its Israeli subsidiaries                                36,600            22,677           (31,395)
         Foreign subsidiaries                                                    11,130            (3,005)           (6,929)
                                                                            -----------        -----------      ------------

                                                                                 47,730            19,672           (38,324)
                                                                            ===========        ===========      ============


                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

     E. Reconciliation of the statutory tax expense (benefit) to actual tax expense

     A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A2 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:




                                                                                       Year ended December 31
                                                                          --------------------------------------------------
                                                                                    2005              2004              2003
                                                                          --------------    --------------    --------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                          --------------    --------------    --------------


         Income from continuing operations as reported in
          the consolidated statements of operations                             47,730             19,672           (38,324)

         Tax rate                                                                   34%                35%               36%
                                                                            ===========        ===========      ============

         Statutory income tax on the above amount                               16,228              6,885           (13,796)

         Foreign tax rate differential                                             (91)                (7)           (1,519)

         Current income/ (losses) for which no deferred
          tax expense (benefit) has been recorded, net                          (8,731)            (3,851)           10,160

         Tax benefits with respect to previous years                              (217)              (758)                -

         Effect of lower tax rates arising from
          "Approved Enterprise Status"                                          (6,093)            (1,805)            2,652

         Increase in taxes resulting from
          permanent differences and non deductible
          expenses                                                               2,397              2,693             7,154

         Other*                                                                    (39)            (1,233)           (2,510)
                                                                            -----------        -----------      ------------
         Taxes on income                                                         3,454              1,924             2,141
                                                                            ===========        ===========      ============



     (*) Including a difference between the financial carrying amounts of non monetary assets and liabilities and their tax basis attributable to the rate of change in Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, this in accordance with paragraph 9(f) of SFAS 109 (see A4 above).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

     F.   Components of deferred income tax

     1. As of December 31, 2005 and December 31, 2004, deferred income tax assets and liabilities consists of future tax assets (liabilities) attributable to the following:


                                                                     December 31       December 31
                                                                            2005              2004
                                                                  --------------    --------------
                                                                  $ in thousands    $ in thousands
                                                                  --------------    --------------
          Deferred tax assets:
          Capital loss carryforward                                      36,940            36,781
          Operating loss carryforward (a)                               150,491           134,471
          Vacation pay accruals, severance pay fund, net, and
           other accruals                                                 7,192            13,785
          Property, plant and equipment                                   4,745             3,138
          Other                                                           4,976             4,577
                                                                  --------------    --------------
          Gross total deferred tax assets                               204,344           193,252
          Valuation allowance for deferred tax assets (a)              (186,527)         (181,218)
                                                                  --------------    --------------
          Net deferred tax assets (a)                                    17,817            12,034
                                                                  --------------    --------------
          Deferred tax liabilities:
          Software development costs and other intangibles               (7,826)           (2,887)
                                                                  --------------    --------------
          Net deferred tax liabilities                                   (7,826)           (2,887)
                                                                  --------------    --------------
          Deferred income taxes, net (b)                                  9,991             9,147
                                                                  ==============    ==============


          (a) In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carryforwards are available. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Based on this assessment, as of December 31, 2005, the Company determined that it is more likely than not that $ 10 million of such net deferred tax assets will be realized, therefore resulting in a valuation allowance of $ 186 million. A valuation allowance in the amount of $ 28.2 million was recognized for the deferred tax asset for Laurel Networks' tax carryforwards at the acquisition date. The tax benefits for this item that would be first recognized (that is, by elimination of that valuation allowance) in financial statements after the acquisition date would be applied to reduce the goodwill related to the acquisition. (See also Note 19B).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

     F.   Components of deferred income tax (cont'd)

     1.   (a) (cont'd)

               The valuation allowance for deferred tax assets as of January 1, 2005, 2004 and 2003 was $ 181 million, $ 101 million and $ 94 million, respectively. The net change in the total valuation allowance for the year ended December 31, 2005, 2004 and 2003 was an increase of $ 6 million, $ 80 million and $ 7 million, respectively.

               If changes occur in the assumptions underlying the Company's tax planning strategies or in the scheduling of the reversal of the Company's deferred tax liabilities or projections of future taxable income, the valuation allowance may need to be adjusted in the future.

               The Company has not recognized a deferred tax liability of approximately $ 2.1 million for the undistributed earnings of its foreign operations that arose in 2005 and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized in the event the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings. As of December 31, 2005, the undistributed earnings of these subsidiaries were approximately $ 15.4 million.

          (b)  Long-term deferred taxes in the amount of $ 9,893 thousand ( 2004
               - $ 9,144 thousand) are included in the other assets item of the balance sheet and short-term deferred taxes in the amount of $ 98 thousands are included in other receivables.


     2. As of December 31, 2005, the Company and its subsidiaries had, for tax purposes, operating loss carryforwards, capital loss carryforwards and general business operating loss carryforward of $ 656 million, $ 147.7 and $ 3.7 million, respectively.

          The Company and its subsidiaries had no minimum tax credit carryover. Approximately $168 million of the U.S federal net operating loss carryforwards will begin to expire over the period of 2012 through 2024. The remainder of the operating loss carryforwards have no expiration period. Substantially, all of the capital losses have an unlimited carryforward period.


     G.   Tax assessment

     Final tax assessments have been received by some of the Israeli companies through the 2000 tax year.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 16 - Related Party Transactions

     Related parties are comprised of principal shareholders (10% and over of the Company's share capital) and their subsidiaries and affiliates as well as affiliates of the Company. All related party transactions were at market rates.

     Transactions with related parties are mainly as follows:

     a. Sales of certain of the Company's products and expenses related to such sales;

     b.   Insurance, management fees and other services;


     A.   Balances due from or to related parties:


                                                                     December 31       December 31
                                                                            2005              2004
                                                                  --------------    --------------
                                                                  $ in thousands    $ in thousands
                                                                  --------------    --------------

         Assets:
         Trade receivables, net                                          13,544            18,362
         Other receivables                                                1,025               236
         Long-term receivables, net                                          88            81,112

         Liabilities:
         Trade payables                                                   1,954             1,383
         Other payables                                                     486                59


     B.   Income from, and expenses to, related parties:



                                                                         Year ended December 31
                                                             --------------------------------------------------
                                                                       2005              2004              2003
                                                             --------------    --------------    --------------
                                                             $ in thousands    $ in thousands    $ in thousands
                                                             --------------    --------------    --------------
         Sales                                                      23,411            25,610            28,473
         Cost of revenues                                            1,564             3,287             8,751
         Selling and marketing expenses                                942             1,028             2,779
         General and administrative expenses                         1,682               955             8,098
         Financial expenses                                             92                68                15
         Financial income                                               65                47                46
         Other expenses                                                 75                 -             3,400


                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information

     Balance sheet:

     A.   Cash and cash equivalents

     Including deposits of $1,540 thousand at December 31, 2005 (December 31, 2004 - $55,039 thousand).


     B.   Short-term investments

     Including restricted balances of $1,035 thousand at December 31, 2004.


     C.   Trade receivables

     Net of provision for doubtful accounts of $ 18,471 thousand at December 31, 2005 (December 31, 2004 - $ 25,387 thousand).

     The activity in the allowance for doubtful accounts for the years ended December 31, 2005 and 2004 follows:



                                                                            December 31        December 31       December 31
                                                                                   2005               2004              2003
                                                                         --------------     --------------    --------------
                                                                         $ in thousands     $ in thousands    $ in thousands
                                                                         --------------     --------------    --------------

         Allowance for doubtful accounts at beginning of year                   25,387             29,775            34,764
         Additions charged to bad and doubtful debt expense                      3,044              3,798            10,378
         Write-down charged against the allowance                               (7,466)            (5,588)             (968)
         Recoveries of amounts previously charged off                           (1,870)            (2,598)           (1,270)
         Reclassified to discontinued operations                                     -                  -           (13,129)
                                                                         --------------     --------------    --------------

         Allowance for doubtful accounts at end of year*                        19,095             25,387            29,775
                                                                         ==============     ==============    ==============
         As to factoring of certain trade receivables, see Note 17P.

         * Include allowance for doubtful accounts for long-term receivable.


                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

     D.   Other receivables

                                               December 31        December 31
                                                      2005               2004
                                            --------------      -------------
                                            $ in thousands      $in thousands
                                            --------------      -------------

          Employees                                  1,053                918
          Chief Scientist                            1,524              3,031
          Tax Authorities                            2,482                448
          Deferred income tax                           98                114
          Accrued income and interest                3,490              2,341
          Advances to suppliers                      1,579              4,228
          Related parties                            1,025                236
          Fair value of derivatives                  4,798              6,265
          Others                                     8,702              5,860
                                            --------------      -------------
                                                    24,751             23,441
                                            ==============      =============

     E. Current maturities of long-term loans

     Consist of the following:

                                               December 31        December 31
                                                      2005               2004
                                            --------------      -------------
                                            $ in thousands      $in thousands
                                            --------------      -------------

         Current maturities of                           -             30,000
         long term loans
                                            --------------      -------------
                                                         -            30,000
                                            ==============      =============

     The loans carried an annual interest rate of LIBOR plus 2% (the LIBOR interest rate at December 31, 2004 was 1.2%).

     F.   Other payables and accrued liabilities

     Consist of the following:

                                               December 31        December 31
                                                      2005               2004
                                            --------------      -------------
                                            $ in thousands      $in thousands
                                            --------------      -------------
         Employees and social benefits              22,529             28,023
         Chief Scientist                             7,380              2,919
         Tax authorities                            16,706             11,913
         Commissions payable                        15,044             12,234
         Advances from customers                    11,207             37,202
         Warranty accrual (*)                        5,435              6,007
         Accrued expenses                           39,881             35,182
         Fair value of derivatives                   1,222             13,174
         Other payables                              1,134              2,994
                                            --------------      -------------
                                                   120,538            149,648
                                            ==============      =============

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         F. Other payables and accrued liabilities (cont'd)


                                                                              December 31        December 31       December 31
                                                                                     2005               2004              2003
                                                                                              --------------    --------------
                                                                           $ in thousands     $ in thousands    $ in thousands
                                                                                              --------------    --------------
         (*) Balance at the beginning of the year
                  Warranty expenses                                              6,007              6,328                9,546
                  Change in accrual                                             (3,834)            (3,123)              (5,104)
                  Reclassified to discontinued operations                        3,262              2,802                2,866
                  Balance at the end of the year                                     -                   -                (980)

                                                                           ------------       ------------      ---------------
                                                                                 5,435              6,007                6,328
                                                                           ============       ============      ===============


     G.   Disclosures about segments and related information

     1.   Segment Activities Disclosure:

     Segment information is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to management. The Company's internal financial reporting systems present various data for management to run the business, including statement of operations.

     The Company's segments are as follows:

     Broadband Access Division (formerly - Inovia)
     ---------------------------------------------

     The broadband access division focuses on the development and production of access products for communications systems, including broadband solutions which make it possible to transfer multi-media content, as well as certain narrowband solutions. These products are designed to allow telecom operators to offer their retail customers broadband access for data applications over telephone (copper) lines, primarily using DSL technology.

     Optical Networks Division (formerly - Lightscape and Enavis)
     ------------------------------------------------------------

     The division is a supplier of intelligent optical networking solutions for the metro and regional optical markets. It provides fully managed and scalable optical networks allowing "just on time" seamless coupling of network growth to the changing service needs of the operator, while delivering a variety of services including data, voice and video by means of optic DWDM, SDH/Sonet or Gigabit, Ethernet or other data transmission interfaces.

     The products are based on advanced synchronic digital hierarchy and optical technologies. Its lead product is the XDM, an optical dubbing system based on a new technique of band flattening which makes extensive use of state-of-the-art technology. The XDM enables the user to choose the initial platform for simple, low-speed, applications and, at a later stage, to expand them as required, simply, efficiently and at low cost.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

     G.   Disclosures about segments and related information (cont'd)

     1.   Segment Activities Disclosure: (cont'd)

     In addition, the division develops, markets and supplies modular solutions for broadband management on digital cross connect platforms for long haul applications, enabling operators to provide services in a variety of protocols and technologies, thus profiting from the width of the band laid in the optical infrastructure.

     Data Networking Division (formerly - Laurel Networks)
     -----------------------------------------------------

     The division is a provider of Next-Generation IP/MPLS Multi Service Edge Routes that combine full-featured data service support and complete Internet routing on carrier-class IP-based platforms. The division's Edge Routers enable carriers to offer any type of data service (including MPLS Layer 2, IP VPNs, Internet access, ATM, frame relay and Ethernet and broadband) over a range of interface speeds and access networks. To further meet the evolving service delivery needs of carriers, service types and speeds are software-configurable to support changing customer requirements.

     Other
     -----

     The Other segment contains mainly the Company's manufacturing and service units; head office and management services; general and project management services to outside customers and others; and other activities which are not identified with any of the operational segments.

     The Company's manufacturing and service units serve as manufacturing and service sub-contractors and carry out activities primarily for the above divisions and for Veraz. The cost of manufacturing is included in the cost of revenues of each of the divisions, as applicable.

     2.   Operational segments statement operation disclosure:

          The following financial information is the information that management uses for analyzing the results of the operating segments.




                                                                 Year ended December 31, 2005
                                    ----------------------------------------------------------------------------------------
                                            Optical         Broadband              *Data             Other      Consolidated
                                           Networks            Access         Networking
                                    ---------------   ---------------    ---------------   ---------------   ---------------
                                        $ thousands       $ thousands        $ thousands       $ thousands       $ thousands

         Revenues                          330,684           262,453              4,289            32,492           629,918
                                     ==============    ==============     ==============   ===============    ==============
         Operating
          expenses (**)                    290,977           237,990             23,040            43,765           595,772
         Recovery of
          doubtful debts                         -                 -                  -           (10,356)          (10,356)
         Impairment of loans                     -                 -                  -             3,000             3,000
         Acquired in
          process research
          and development                        -                 -                890                 -               890
                                     ==============    ==============     ==============   ===============    ==============

         Operating income
          (loss)                            39,707            24,463            (19,641)           (3,917)           40,612
                                     ==============    ==============     ==============   ===============    ==============


         (*)      From the closing date (See Note 19B).
         (**)     Includes cost of sales, research and development costs,
                  selling and marketing expenses, general and administrative expenses and amortization of acquisition related intangible assets.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

     G.   Disclosures about segments and related information (cont'd)

     2.   Operational segments statement operation disclosure: (cont'd)



                                                                          Year ended December 31, 2004
                                                    ------------------------------------------------------------------------
                                                            Optical          Broadband             Other        Consolidated
                                                           Networks             Access
                                                    ---------------     --------------    --------------      --------------
                                                        $ thousands        $ thousands       $ thousands         $ thousands
                                                    ---------------     --------------    --------------      --------------


         Revenues                                           254,058          212,939             29,715             496,712
                                                    ================   ==============     ==============      ==============

         Operating expenses (*)                             250,964          188,336             40,455             479,755
         Restructuring expenses                                   -                -              2,585               2,585
                                                    ----------------   --------------     --------------      --------------

         Operating income (loss)                              3,094           24,603            (13,325)             14,372
                                                    ================   ==============     ==============      ==============


                                                                          Year ended December 31, 2003
                                                    ------------------------------------------------------------------------
                                                            Optical          Broadband             Other        Consolidated
                                                           Networks             Access
                                                    ---------------     --------------    --------------      --------------
                                                        $ thousands        $ thousands       $ thousands         $ thousands
                                                    ---------------     --------------    --------------      --------------

         Revenues                                            177,706           182,290             32,571           392,567
                                                    ================   ==============     ==============      ==============

         Operating expenses(*)                               207,659           165,862             42,190           415,711
         Impairment of assets                                      -                 -                667               667
         Restructuring expenses                                7,243               478                673             8,394
                                                    ----------------   --------------     --------------      --------------

         Operating income (loss)                             (37,196)           15,950            (10,959)          (32,205)
                                                    ================   ==============     ==============      ==============




     (*) Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of acquisition related intangible assets.

     3. The following financial information identifies the assets allocated to the segments:





                                                                 Year ended December 31, 2005
                                    ----------------------------------------------------------------------------------------
                                            Optical         Broadband              *Data             Other      Consolidated
                                           Networks            Access         Networking
                                    ---------------   ---------------    ---------------   ---------------   ---------------
                                        $ thousands       $ thousands        $ thousands       $ thousands       $ thousands


         Assets**                           207,392           112,274             79,799           128,764           528,229
         Unallocated assets                                                                                          320,506
         Total consolidated                                                                                  ----------------
          Assets                                                                                                     848,735
                                                                                                             ================

         Depreciation and
          amortization                       18,351             6,137              3,384             8,793            36,665
         Capital investments                 20,468             5,901             73,473            12,549           112,391


        (**) The assets include: trade receivables (short and long-term) inventories, property, plant and equipment, software development costs, goodwill and other intangibles.



                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

     G.   Disclosures about segments and related information (cont'd)

     3. The following financial information identifies the assets allocated to the segments: (cont'd)



                                                                          Year ended December 31, 2004
                                                    ------------------------------------------------------------------------
                                                            Optical          Broadband             Other        Consolidated
                                                           Networks             Access
                                                    ---------------     --------------    --------------      --------------
                                                        $ thousands        $ thousands       $ thousands         $ thousands
                                                    ---------------     --------------    --------------      --------------


         Assets*                                            241,291            131,597           170,018             542,906
         Unallocated assets                                                                                          311,903
                                                                                                              ---------------
         Total consolidated assets                                                                                   854,809
                                                                                                              ===============

         Depreciation and amortization                       19,910             10,146             5,300              35,356
         Capital investments                                 15,271              6,392            13,425              35,088



         (*) The assets include: trade receivables (short and long-term), inventories, property, plant and equipment, software development costs, goodwill and other intangibles.


     4.   Sales to significant customers

     The following table summarizes the percentage of sales to significant customers group (when they exceed 10 percent of total revenue for the year):

                                  Year ended December
                        ----------------------------------------------
                             2005               2004              2003
                        ---------       ------------       -----------

         Customer 1           14%                13%               19%
         Customer 2           13%                14%               11%


     5.   Information on sales by geographic distribution

                                       Year ended December 31
                        ------------------------------------------------------
                                   2005               2004               2003
                        ----------------    ---------------    ---------------
                          $ in thousands     $ in thousands     $ in thousands
                        ----------------    ---------------    ---------------

         North America          18,391             21,894            21,627
         Europe                383,751            291,460           232,136
         Asia Pacific and
          Australia            132,580             99,436            64,731
         Israel                 84,149             68,742            61,818
         Others                 11,047             15,180            12,255
                        ----------------    ---------------    --------------
                               629,918            496,712           392,567
                        ================    ===============    ==============

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

     H.   Cost of revenues



                                                                                         Year ended December 31
                                                                          ------------------------------------------------------
                                                                                     2005               2004               2003
                                                                          ---------------     --------------     ---------------
                                                                            $ in thousands     $ in thousands     $ in thousands
                                                                          ----------------    ---------------    ---------------

         Finished products consumed                                                325,317            267,981             197,906
         Other manufacturing and other service costs                                31,225             25,972              43,024
                                                                          ----------------    ---------------    ----------------
         Cost of revenues                                                          356,542            293,953             240,930
         Royalties - mainly to the government of Israel (see
         Note 11C(1)                                                                11,237              7,018            *(1,632)
                                                                          ----------------    ---------------    ----------------

                                                                                   367,779            300,971            239,298
                                                                          ================    ===============    ================

     (*) In 2003, the Company reached an arrangement with the Chief Scientist according to which it would be credited with the amounts of the excess royalties that were paid in respect of the sale of certain products in prior years. Such credits amount to $ 6.3 million.


     I.   Research and Development costs, net




                                                                                       Year ended December 31
                                                                         ----------------------------------------------------
                                                                                    2005              2004               2003
                                                                         ----------------------------------------------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                         ---------------   ---------------    ---------------

         Expenses incurred                                                      93,080             72,893            76,557
         Less - grant participations (see Note 11C)                              5,791              8,023            14,516
                                                                         ---------------   ---------------    ---------------

                                                                                87,289             64,870            62,041
                                                                         ===============   ===============    ===============

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

     J.   Selling and marketing expenses



                                                                                      Year ended December 31
                                                                         ----------------------------------------------------
                                                                                    2005              2004              2003
                                                                         ---------------   ---------------    ---------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                         ---------------   ---------------    ---------------

         Salaries and employee benefits                                           44,224            37,387            35,033
         Agents' commissions                                                      19,826            13,457            10,903
         Advertising and exhibitions                                               2,791             2,699             2,195
         Overseas travel                                                           5,370             5,047             4,469
         Other                                                                    23,615            19,833            21,043
                                                                         ---------------   ---------------    ---------------
                                                                                  95,826            78,423            73,643
                                                                         ===============   ===============    ===============


     K.   General and administrative expenses


                                                                                      Year ended December 31
                                                                         ----------------------------------------------------
                                                                                    2005              2004              2003
                                                                         ---------------   ---------------    ---------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                         ---------------   ---------------    ---------------

         Salaries and employee benefits                                           20,469            19,225            16,949
         Rent and maintenance of premises                                          2,469             1,065             1,817
         Bad and doubtful debt expenses                                            1,174             1,200          (1)9,108
         Other                                                                    17,864            14,001            11,082
                                                                         ---------------   ---------------    ---------------
                                                                                  41,976            35,491            38,956
                                                                         ===============   ===============    ===============

        (1)  See also Note 4C(2).


         L. Financial income/expenses, net



                                                                                      Year ended December 31
                                                                         ----------------------------------------------------
                                                                                    2005              2004              2003
                                                                         ---------------   ---------------    ---------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                         ---------------   ---------------    ---------------

         Financial expenses:
         Interest on loans from banks                                                149             1,518             2,449
         Bank charges                                                                922             2,117             1,529
         Loss from marketable securities                                               -                 -               111
         Exchange rate differences (see Note 1A(7)) and other                      2,585             2,927             4,556
                                                                         ---------------   ---------------    ---------------
                                                                                   3,656             6,562             8,645
                                                                         ===============   ===============    ===============
         Financial income:
         Interest mainly on bank deposits and receivables                          4,126             3,038             6,397
         Gain from marketable securities                                           1,648             1,482                 -
         Interest from marketable securities                                       1,919             1,877               881
         Exchange rate differences (see Note 1A(7)) and other                      1,164             2,772               624
                                                                         ---------------   ---------------    ---------------
                                                                                   8,857             9,169             7,902
                                                                         ===============   ===============    ===============


                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

     M.   Other income (expenses), net


                                                                                      Year ended December 31
                                                                         ----------------------------------------------------
                                                                                    2005              2004              2003
                                                                         ----------------  ----------------   ---------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                         ----------------  ----------------   ---------------


         Gain from sale of an investment                                           2,350                 -                 -
         Gain (loss) from sale of property and equipment, net (1)                  2,398               735              (167)
         Provision for the payment of indirect duty                                 (882)           (1,600)                -
         Additional costs associated with sales
          of former operations                                                    (1,513)                -                 -
         Loss from realization of investments and allowance
          for impairment of investments (2)                                            -            (2,469)           (1,587)
         Realization of gain on available for sales securities                         -             1,487                 -
         Gain from cancellation of a provision to the Israeli
          Comptroller of Restrictive Trade Practices
          (see Note 11A(5))                                                            -             6,000                 -
         Loss from impairment of amounts funded for
          severance pay                                                                -            (1,000)                -
         Decline in value of convertible notes (see Note 5B)                           -                 -            (3,400)
         Other                                                                      (436)             (460)             (222)
                                                                         ----------------  ----------------   ---------------

         Total other income (expenses), net                                        1,917             2,693            (5,376)
                                                                         ================  ================   ===============


     (1)  2005 includes gain of $ 1.8 million from sale of a building.

     (2) Arising from a permanent impairment in the value of investments. The write down is based, among other factors, on stock exchange prices, the operations of the investees and a series of other relevant considerations.


     N.   Supplementary Statement of Operations information



                                                                                      Year ended December 31
                                                                         ----------------------------------------------------
                                                                                    2005              2004              2003
                                                                         ----------------  ----------------   ---------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                         ----------------  ----------------   ---------------


         Expenses:
         Maintenance and repairs                                                   6,445             6,034             9,963
         Depreciation of property, plant and equipment                            23,313            22,351            23,830
         Taxes (other than income taxes)                                           3,209             1,521             2,171
         Rent                                                                     13,899            10,820            11,507
         Advertising costs                                                         4,132             3,259             1,980
         Amortization of capitalized software                                     10,450            13,005            15,157


                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

     O.   Earnings (loss) per ordinary share ("EPS")

     Following are the details of the calculation of basic EPS:


                                                                       2005                                     2004
                                                       -------------------------------------------    ------------------------------
                                                       Net income        Number of    Earnings per       Net loss          Number of
                                                                          Ordinary        Ordinary    -----------           Ordinary
                                                       ----------           shares           share                            shares
                                                                       ------------   ------------                      ------------
                                                       $ in  thouands  in thousands              $    $ in thousands    in thousands
                                                      ---------------  ------------   ------------    --------------    ------------


         Income (loss) from continuing operations              39,864       110,322           0.36            14,056         108,575
                                                      ===============  ===========-    ===========    ==============    ============

         Discontinued operations                                    -             -              -            (3,903)        108,575
                                                      ===============  ===========-    ===========    ==============    ============

         Net income (loss)                                     39,864       110,322           0.36            10,153         108,575
                                                      ===============  ===========-    ===========    ==============    ============




(Table Continued)


                                                                                             2003
                                                              --------------------------------------------------------------------
                                                                 Loss per              Net loss          Number of        Loss per
                                                                 Ordinary        --------------           Ordinary        Ordinary
                                                                  share t                                   shares           share
                                                              -----------                             ------------     -----------

                                                                        $        $ in thousands       in thousands               $
                                                              -----------        --------------       ------------     -----------

         Income (loss) from continuing operations                    0.13              (44,723)            107,831          (0.41)

                                                              ===========        ==============       ============     ===========

         Discontinued operations                                    (0.04)             (26,317)            107,831          (0.24)
                                                              ===========        ==============       ============     ===========

         Net income (loss)                                           0.09              (71,040)            107,831          (0.65)
                                                              ===========        ==============       ============     ===========



                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

     O.   Earnings (loss) per ordinary share ("EPS") (cont'd)

     Following are the details of the calculation of diluted EPS:


                                                                       2005                                     2004
                                                       -------------------------------------------    ------------------------------
                                                       Net income        Number of    Earnings per       Net loss          Number of
                                                                          Ordinary        Ordinary    --------------        Ordinary
                                                       ----------           shares           share                            shares
                                                                       ------------   ------------                      ------------
                                                       $ in  thouands  in thousands              $    $ in thousands    in thousands
                                                      ---------------  ------------   ------------    --------------    ------------


         Income (loss) from continuing operations,
         used for basic EPS calculation                        39,864       110,322           0.36            14,056         108,575

         The effect of dilutive stock option plans:
         Share incentive (stock options and
         restricted shares)                                         -         7,736          (0.02)                -           8,558
                                                      ---------------  ------------   ------------    --------------    ------------

         Income (loss) from continuing operations              39,864       118,058           0.34            14,056         117,133
                                                      ---------------  ------------   ------------    --------------    ------------

         Loss from discontinued operations used
         for basic EPS calculation                                  -             -              -            (3,903)        108,575
         The effect of dilutive stock option plans:
         Share incentive (stock options and
         restricted shares)                                         -             -              -                 -           8,558
                                                      ---------------  ------------   ------------    --------------    ------------
                                                                    -             -              -            (3,903)        117,133
                                                      ---------------  ------------   ------------    --------------    ------------
         Net income (loss)                                     39,864       118,058           0.34            10,153         117,133
                                                      ===============  ============   ============    ==============    ============



(Table Continued)


                                                                                             2003
                                                              --------------------------------------------------------------------
                                                                 Loss per              Net loss          Number of        Loss per
                                                                 Ordinary
                                                                  share t                                 Ordinary        Ordinary
                                                              -----------        --------------             shares           share
                                                                                                      ------------     -----------
                                                                        $        $ in thousands       in thousands               $
                                                              -----------        --------------       ------------     -----------


         Income (loss) from continuing operations,
         used for basic EPS calculation                         0.13                   (44,723)            107,831           (0.41)

         The effect of dilutive stock option plans:
         Share incentive (stock options and
         restricted shares)                                    (0.01)                        -                   -               -
                                                      ---------------              ------------       ------------    --------------

         Income (loss) from continuing operations               0.12                   (44,723)            107,831           (0.41)
                                                      ---------------              ------------       ------------    --------------

         Loss from discontinued operations used
         for basic EPS calculation                             (0.04)                  (26,317)            107,831           (0.24)
         The effect of dilutive stock option plans:
         Share incentive (stock options and
         restricted shares)                                     0.01                                             -               -
                                                      ---------------              ------------       ------------    --------------
                                                               (0.03)                  (26,317)            107,831           (0.24)
                                                      ---------------              ------------       ------------    --------------
         Net income (loss)                                      0.09                   (71,040)            107,831           (0.65)
                                                      ===============              ============       ============    ==============


                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

     P.   Factoring of financial assets

     The Company entered into accounts receivable factoring agreements with a number of financial institutions ("banks"). Under the terms of the agreements, the Company has the option to factor receivables, with the banks on a non-recourse basis, provided that the banks approve the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of SFAS No. 140, and accordingly in the past, there were no cases in which the Company had to reimburse the banks for accounts receivables following business disputes. The Company does not expect any reimbursements to take place in the foreseeable future.

     The agreements call for factoring fees on invoices or promissory notes factored with the banks, as follows: USD and EUR transactions - in most cases, LIBOR for the relevant period on the basis of the semi-annual discount to yield plus a margin of 0.96% per annum on average.

     As of December 31, 2005, trade receivables amounting to $ 9,480 thousand (December 31, 2004 - $ 31,698 thousand) were factored.



Note 18 - Recently Enacted Accounting Standards

     A. In December 2004, the FASB issued SFAS No. 123 (Revision 2004), "Share-Based Payment", that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of a company, liabilities that are based on the fair value of a company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Instead, SFAS No. 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation, as the Company currently discloses in Note 1R.

          SFAS No. 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS No. 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No.123, "Accounting for Stock-Based Compensation" (SFAS No.123). The second adoption method is a modified retrospective transition method whereby a company would recognize in its statement of operations employee compensation cost for periods presented prior to the adoption of SFAS No.123R in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation expenses in the amounts previously reported in the pro forma disclosures provided in accordance with SFAS No. 123.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Recently Enacted Accounting Standards (cont'd)

          The provisions of SFAS No, 123R are effective for annual periods beginning after June 15, 2005. This Standard will be effective for the Company as of January 1, 2006. The Company plans to adopt SFAS No. 123R using the modified prospective method. The adoption of SFAS No. 123R's fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position and cash flows. The Company expects stock-based compensation expense under SFAS No. 123R, related to stock-based awards issued through fiscal 2005, to be approximately $ 9.9 million, $ 5.2 million, $ 2.1 million and $ 0.7 million in fiscal 2006, 2007, 2008 and 2009, respectively. In addition, the Company expects to grant additional stock-based awards in future years, which will result in additional stock-based compensation expense.

          In March 2005, the SEC released SAB No. 107, "Share-Based Payment" (SAB 107). SAB 107 expresses views of the SEC staff regarding the application of SFAS No.123R. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS No.123R and certain SEC rules and regulations, as well as the staff's view regarding the valuation of share-based payment arrangements for public companies. The company will follow the interpretive guidance set forth in SAB 107 during the adoption of SFAS 123R.


     B. In March 2004, the EITF reached a consensus on Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-01"). EITF 03-01 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The FASB issued proposed FSP EITF 03-1-a in September 2004, which delayed the effective date of the recognition and measurement provisions of EITF 03-01. On November 2005, the FASB issued FSP FAS 115-1 and 124-1 ("FSP") which nullifies the guidance in EITF 03-1 for determining whether impairment is other-than-temporary. However, it carries forward many of the provision of EITF 03-1. The guidance of the FSP is effective to reporting periods beginning after December 15, 2005. The Company does not expect the adoption of the FSP to have a material impact on its financial position and results of operations.

     C. In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of Accounting Research Bulletin No. 43, Chapter 4". The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company does not expect the adoption of SFAS No. 151 to have a material impact on its financial statements.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Recently Enacted Accounting Standards (cont'd)

     D. In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non monetary Assets - an amendment of Accounting Principles Bulletin (APB) Opinion No. 29, Accounting for No monetary Transactions". The guidance in APB Opinion No. 29 (Opinion 29) is based on the principle that exchanges of no monetary assets should be measured based on the fair values of the assets exchanged. The guidance in Opinion 29, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion 29 to eliminate the exception for non monetary asset exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. A non monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005 and shall be applied prospectively. The adoption of this statement is not expected to have a material impact on the Company's financial position and results of operations.


     E. In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Errors Corrections". SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", although it carries forward some of their provisions. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non financial assets will be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 is effective for changes in accounting principle made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material impact on its financial position or results of operations.

     F. In February 2006, the FASB issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments." SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, and allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also:

          o Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133;
          o Established a requirement to evaluate interests in securitized financial assets to determine whether interests are freestanding derivatives or are hybrid financial instruments that contain an embedded derivative requiring bifurcation;
          o Clarified that concentrations of credit risk in the form of subordination are not embedded derivatives, and
          o Amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains a beneficial interest (that is itself a derivative financial instrument).

          SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact adoption of SFAS No. 155 on its financial position and results of operations.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 19 - Acquisitions

     A. In April 2005, the Company acquired the optical activities and technology of Eastern Communications Co., Inc. for approximately $ 8.5 million. The operations of the acquired unit have been merged with ECI's existing joint venture in China - Hangzhou ECI Telecommunication Co. Ltd. (HETC). Of the $ 8.5 million purchase price, $ 4.2 million was assigned to net tangible assets and $ 4.3 million was assigned to Core Technology products. As a result of the transaction ECI's holdings in HETC increased to approximately 72.4%.

     B. On June 3, 2005, the Company acquired 100% of the outstanding common shares of Laurel Networks Inc. The results of Laurel Networks Inc.'s operations have been included in the consolidated financial statements since that date. Laurel Networks Inc. is an innovative provider of Next-Generation IP/MPLS Multi Service Edge Routers. The aggregate purchase price was $ 88 million in cash. The Company also incurred transaction costs, consisting primarily of professional fees amounting to approximately $ 1.75 million in connection with this acquisition. After the transaction, Laurel Networks became the "Data Networking" division of ECI.

          The acquisition is accounted for under the purchase method of accounting. The purchase price of Laurel Networks has been allocated based on independent appraisals and management estimates. The allocation of the acquisition cost is as follows.


                                                              Fair value
                                                          $ in thousands
                                                          --------------
          Tangible assets:
           Net current assets                                     14,881
           Property, plant and equipment                           3,156
           Long-term liabilities                                    (157)
                                                          --------------
           Net tangible assets                                    17,880

           Intangible assets:
            Core technology products                              33,820
            In-process research and development                      890
            Backlog                                                  100
            Goodwill                                              37,060
                                                          --------------
                                                                  71,870
                                                          --------------

                  Net assets acquired                             89,750
                                                          ==============

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 19 - Acquisitions (cont'd)

          Of the $ 34.8 million identifiable intangible assets, $ 33.8 million was allocated to Core Technology products that have a weighted-average useful life of approximately ten years, $ 100 thousand was allocated to backlog that have a weighted average useful life of less than one year and $ 890 thousand was allocated to in-process research and development assets. Such amount represents the value attributed to research and development projects of the acquired company that were commenced but not completed at the date of acquisition, for which technological feasibility has not been established and which have no alternative future use in research and development activities or otherwise. In accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method. The amount allocated to in-process research and development was written off at the date of acquisition. This write-off is included in the statements of operations in a separate line "Acquired in-process research and development".

          The $ 37.1 million goodwill was derived by applying the "Residual Approach". Under this approach, the total Purchase Price is allocated to tangible assets and to specifically identifiable intangible assets, with any remainder allocated to goodwill. The goodwill was assigned to the "Data Networking" segment.

          The Company believes that the Laurel acquisition resulted in the recognition of goodwill primarily because Laurel's products and technology will add edge routing and IP service capabilities to ECI's overall portfolio of IP solutions, and will strengthen ECI's position as a supplier of next-generation IP solutions. This acquisition enhances ECI's ability to meet customers' needs with innovative solutions as their next-generation multi-service networks evolve toward a single converged IP network.

          Set forth below is certain unaudited pro forma combined statements of income data for the year ended December 31, 2005 and 2004, as if the acquisition of Laurel Networks Inc. occurred on January 1, 2005 and 2004, respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets and adjustments for acquired in-process research and development; and
          (b) estimated reduction of interest income due to the decrease in on ECI's cash and cash equivalents and marketable securities used as cash consideration in the acquisition.

          The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2005 and 2004, respectively, nor is it necessary indicative of future results.



                                                      Year ended    December 30
                                                      -------------------------
                                                            2005           2004
                                                      ----------    -----------
                                                           $ in thousands,
                                                       except earnings per share
                                                      -------------------------
                                                             (Unaudited)

                  Sales                                  634,695        513,535
                                                      ==========    ===========

                  Net income (Loss)                       27,693        (12,702)
                                                      ==========    ===========

                  Earnings (loss) per share:

                  Basic                                     0.25          (0.12)
                                                      ==========    ===========

                  Diluted                                   0.23          (0.12)
                                                      ==========    ===========

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 19 - Acquisitions (cont'd)

     C. In September 2005, the Company acquired the sales and support activities of MMG Ltd., including the rights that the Company had previously granted to MMG to distribute and install the Company's products in Russia ("the Rights"), for the sum of approximately $ 5.3 million. Of the $ 5.3 million purchase price, $ 1.6 million was assigned to net tangible assets, $ 1.8 million was assigned to the Rights, $ 0.7 million was assigned to Customer Relationships and $ 1.2 million was assigned to goodwill.


Note 20 - Restructuring


     A. Following the Company's Board of Directors' decision to focus on its two core activities, in the first quarter of 2004, the Company recorded $ 2,585 thousand in restructuring expenses associated with the completion of reorganization plan and the integration of Lightscape Optical Networks and Enavis Networks into the Optical Networks Division. The expenses were due to abandonment of several leased buildings.


     B. A reconciliation of the beginning and ending restructuring liability balances is as follows:

                                                                      Year ended
                                                                   December 31,
                                                                           2005
                                                                  Rent contract
                                                                    $ thousands

         At the beginning of the year                                    4,574
         Restructuring expenses                                              -
         Paid                                                            1,395
                                                                  ------------
         At the end of the year                                          3,179
                                                                  ============




                                                                Year ended December 31, 2004
                                                       --------------------------------------------------
                                                           Severance
                                                                 pay      Rent contract             Total
                                                       -------------   ----------------       -----------
                                                         $ thousands        $ thousands       $ thousands
                                                       -------------   ----------------       -----------

         At the beginning of the year                           707              5,450             6,157
         Restructuring expenses                                   -              2,585             2,585
         Paid                                                  (707)            (3,461)           (4,168)
                                                       -------------   ----------------       -----------

         At the end of the year                                   -              4,574             4,574
                                                       =============   ================       ===========


                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 21 - Impairment of Loans and Impairment of Assets

     A.   For the year ended December 31, 2005

     During 2005, the Company recorded $ 3.0 million impairment charges associated with loans in the aggregate amount of $ 6.0 million provided to Chiaro. See Note 5B and Note 23.


     B.   For the year ended December 31, 2003

     During 2003, the Company recorded $0.7 million impairment of assets charges associated with NGTS.

     Separately, the Company recorded, as part of the loss on discontinued operations, a $6.0 million impairment charges associated with ECtel, arising from the write-down by ECtel of goodwill from the acquisition of Telrad Hawk Net-I Ltd. in October 2001.

     Due to significant reduction in ECtel's revenues, it was determined that goodwill had been impaired.

     This determination was based upon the guidance set forth in paragraphs 19-22 of SFAS No. 142, which requires a two-step analysis. The first step used the Discounted Cash Flow approach to measure the fair value of the Telecommunication Systems reporting unit of ECtel Ltd., the result of which indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, the fair value of the Telecommunication Systems reporting unit of ECtel, as determined in the first step, was assigned to the reporting unit's individual assets and liabilities. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of the goodwill. The excess of the carrying amount of goodwill over the implied fair value of goodwill was identified as the amount of the impairment loss. See also Note 22C.


Note 22 - Discontinuance of Operations

     A. During the third quarter of 2002, the Company's Board of Directors decided on a plan to sell the operations of the InnoWave segment, which specialized in development of solutions for broadband wireless access to communications networks.

          In April 2003, the Company signed an agreement with Alvarion to sell the InnoWave operation. The total value of the transaction was approximately $ 20 million, consisting of a cash consideration paid by Alvarion and the cash balances withdrawn by ECI at closing. In addition, Alvarion granted the Company warrants to purchase 200,000 Alvarion shares at an exercise price of $ 3 per share (of which, warrants to purchase 50,000 Alvarion shares were transferred to certain key InnoWave employees transferred to Alvarion). In the first quarter of 2004, the Company sold all the shares it had obtained from exercising the aforementioned warrants. The gain from the sale of the shares amounted to $ 1.5 million and was recorded in other income.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 22 - Discontinuance of Operations (cont'd)

     B. During 2003, ECtel's Board of Directors decided on a plan to sell the operations of the Government Surveillance business of ECtel, which provided telecommunication monitoring needs to government agencies.

          In February 2004, ECtel signed a definitive agreement to sell the Government Surveillance business to Verint Systems Inc. for $35 million in cash. According to the terms of the transaction, ECtel transferred to Verint various assets and liabilities relating to its Government Surveillance business and undertook certain commitments to Verint. ECtel recorded in the first quarter of 2004 a gain of $ 24.2 million in respect of this transaction.

          On May 10, 2004, the Company distributed 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. Before distribution, the Company held approximately 10.5 million, or 58%, of ECtel's shares. Following the distribution of the shares, the Company holds approximately 16% of ECtel's outstanding shares.


     C    Results of operations of the discontinued segments




                                                                                      Year ended December 31
                                                                          --------------------------------------------------
                                                                                    2005              2004              2003
                                                                          --------------    --------------    --------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                          --------------    --------------    --------------

         Revenues                                                                     -             3,948            44,697
         Expenses, including income taxes (1)                                         -            (7,851)          (71,014)
                                                                          --------------    --------------    --------------
         Net results                                                                  -            (3,903)          (26,317)
                                                                          ==============    ==============    ==============



     (1) Including, loss from disposition for the year ended December 31, 2004 in the amount of $ 3,681 thousand and impairment of goodwill for the year ended December 31, 2003 in the amount of $ 6,017 thousand.